2001 Annual Report


strength
in
numbers

FIRST AMERICAN

The First American Corporation

table of contents

FIRST AMERICAN PROFILE

The First American Corporation is the nation's leading, diversified provider of business information and related products and services. It supplies a variety of businesses and consumers with the information resources that affect the major economic events of people's lives. It serves mortgage lenders and other real estate-related businesses, as well as an expanding client base through its growing consumer information and services segment. Over its 113-year history, First American has evolved from a one-county abstract company to a diversified, international business information services provider.

An enduring philosophy of providing the services its customers need—and providing them where and how they need them—has led First American to expand in both reach and scope. The Corporation's Title Information and Services segment now provides residential, commercial, and homebuilder title services throughout the United States and abroad. Its Real Estate Information and Services segment serves mortgage-loan originators and administrators with an extensive list of services, and provides a variety of database-information products to a wide audience as well. First American's growing Consumer Information and Services segment brings consumer information to many business markets and offers numerous services directly to the public. Companies throughout the First American family are helping to lead their industries in technological advancements, bringing efficiencies to their customers and their own operations.

First American is based in Santa Ana, California, where it has had its roots since 1889. Today, the Corporation has 22,597 employees in approximately 1,300 offices in the United States and abroad.

First American is dedicated to leading its industry—in customer satisfaction by providing consistently high-quality service; in innovation by developing and marketing new systems, products, and services; in profitability by demanding efficiency; and in growth by searching out domestic and international opportunities.

FINANCIAL HIGHLIGHTS

(in thousands, except percentages, per share amounts, and employee data)	2001	2000	Percent increase
Revenues	**$3,750,723**	$2,934,255	28
Expenses	**3,421,183**	2,780,379	23
Income before income taxes and minority interests	**329,540**	153,876	114
Income taxes	**117,500**	54,700	115
Income before minority interests	**212,040**	99,176	114
Minority interests	**44,772**	16,953	164
Net income	**$ 167,268**	$ 82,223	103
Stockholders' equity	**$1,104,452**	$ 870,237	27
Return on average stockholders' equity	**16.9%**	9.8%	72
Cash dividends on common shares	**$ 18,210**	$ 15,256	19
Per share of common stock *(Note A)* —			
Net income:			
Basic	**$ 2.51**	$ 1.29	95
Diluted	**$ 2.27**	$ 1.24	83
Stockholders' equity	**$ 16.08**	$ 13.62	18
Cash dividends	**$ .27**	$ .24	13
Number of common shares outstanding —			
Weighted average during the year:			
Basic	**66,568**	63,680	5
Diluted	**75,834**	66,050	15
End of year	**68,694**	63,887	8
Number of employees	**22,597**	20,346	11

Note A — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.



72% Title Information and Services
20% Real Estate Information and Services
8% Consumer Information and Services

OPERATING REVENUES BY BUSINESS SEGMENT



44% Title Information and Services
47% Real Estate Information and Services
9% Consumer Information and Services

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS, AND CORPORATE EXPENSES

letter to stockholders

2001 was an excellent year for First American.

Our earnings before income taxes and minority interests were $329.5 million for the year. Our cash flow from operations was $388.2 million, an all-time record. Diluted earnings per share were $2.27 for the year, up 83 percent over 2000.

But earnings are only part of the story. During 2001, First American emerged as a truly diversified provider of business information. Earnings outside of our title insurance segment surpassed our earnings within it. We now provide information and services in connection with each of the major financial events in a consumer's life. We're involved when a person buys or mortgages a home, purchases or leases an automobile, rents an apartment, gets a job, buys or finances a business, and even when they retire.



D.P. Kennedy
Chairman of the Board

No other company offers the business mix that we do. We've developed this mix to reach our goal of becoming a ubiquitous presence in the lives of America's consumers and businesspeople. We are well on our way to achieving this goal. Our prominence in the credit-reporting arena is a good example. First American is the largest provider of specialty credit reports, which are based upon information from the three primary credit bureaus, to the mortgage and auto-financing industries. And, we own the largest subprime credit bureau in the country. In addition to mortgage and auto lenders, we provide credit reports to employers (regarding prospective employees), landlords (regarding prospective tenants), and directly to consumers. All in all, we issue more than 4 million credit-related reports in a good month.



Parker S. Kennedy
President

Our background screening operations had a watershed year during 2001, a success that is continuing in early 2002. We began this operation with the purchase of a pre-employment screening company in 1998, providing employers with credit and criminal record information regarding prospective employees. We later purchased The Registry, which provides credit, eviction, and criminal information to landlords relative to prospective tenants. To add to our pre-employment screening operations, we purchased Substance Abuse Management, Inc., which assists employers in the drug-screening process. In January 2002, First American acquired American Driving Records, Inc., which provides employers with driving record information on a national basis. We are the only company that combines these four products. After three years and acquisitions totaling in excess of $100 million, these businesses now warrant the establishment of a separate segment.

Our real estate database products also grew to a point where a separate segment is justified. This new segment will consist of our title plant operations, our real property characteristics database operations, and our imaged recorded document database operations. Each of the three businesses is by far the largest in their fields and all made significant progress during 2001.

Of particular note was the progress made in our property characteristics division, which is providing innovative electronic appraisal-oriented products designed to completely transform the way real estate will be viewed in the future. Among other innovations, our team, in conjunction with a major property and casualty insurer, created the first insured appraisal product for the mortgage lending community.

Worthy of special mention is our *Credit*Online™ Network. This product electronically links the majority of new car dealerships with many of the largest auto-financing institutions in the nation. We now have strategic agreements with industry leaders that include the Dealer Services Group of Automatic Data Processing, Inc. (ADP), The Reynolds and Reynolds Company, and Universal Computer Systems, Inc. These groups provide auto-sale processing software systems that give us access to the majority of new-car franchises in the nation. As time goes by, this system will provide substantial profits to First American and allow us the opportunity to effectively sell credit information and other products to users of the system.

Our real estate information group had an especially strong year. Operating revenues rose from $558 million in 2000 to $724 million in 2001, an increase of 30 percent, yet our employee count remained unchanged. Earnings grew from $58 million in 2000 to $184 million in 2001. Our mortgage credit, tax service, and flood certification divisions each had a very good year. During October, we did more than 1 million flood certifications—a new record.

The title insurance segment, still by far our largest, had an excellent year in 2001. Our prospects for earnings growth in this business are very significant. Title insurance is evolving from a primarily manual process to a database and systems-oriented technology business. 2001 marked the very successful emergence of our *FAST* suite of products. These systems allow us to centralize our production, making title processing more integrated and efficient. Our *FAST* Transaction System integrates the title production and closing functions and will substantially improve our margins in title insurance. We are well ahead of our competitors in creating these products. In 2001, we successfully rolled the product out in 75 offices and it is working very well. An additional 100 offices implemented this system during the first quarter of 2002, with roll out to all First American Title offices expected by year end.

While our Company has diversified in recent years, title insurance has in no way diminished in importance. Indeed, the growth prospects in this business are incredible as it moves, county by county, to a fully automated environment. We are the industry leader in this transformation. Further growth will be driven by market share, which has risen steadily for many years. We will see substantial growth in international markets, which accounted for more than $65 million in revenues in 2001. The prospects for our title company have never been better.

Our stock price declined during 2001, going from $29.31 per share at the beginning of the year to $18.74 per share by the end of the year. Clearly, the markets feared a drop in real estate transaction levels, especially in the refinance area. This decline never materialized. Our goal is to convince investors that our Company does not live and die with real estate interest rates. We are very focused on making First American a better-understood company by the investment community. This effort, coupled with the creation of several new segments in 2002 and continued improvement in our earnings, will lead to growth in the value of our stock. We are very committed to the interests of our shareholders.

Interest rates continue to be favorable to the real estate markets; however, it is difficult to predict where rates are headed. Whether they increase or decline, we are confident in First American's future growth. Many of our businesses are not significantly affected by interest rate changes. These businesses provide a cushion and make our earnings less cyclical. We hope that rates will stay low, but look ahead with confidence irrespective of rate movements.

During the year, Craig DeRoy and Tom Klemens, our general counsel and chief financial officer, respectively, were promoted to senior executive vice presidents. Roger Hull was appointed senior vice president and chief information officer. Our congratulations to Craig, Tom, and Roger.

Also during the year, George Argyros, chairman and chief executive officer of Arnel & Affiliates, was asked by President Bush to serve as our Ambassador to Spain. This led to his resignation as a director of First American. He served on our board for 13 years and was especially supportive of our expansion into new businesses. He was truly an excellent board member, and his involvement with our Company will be missed. We congratulate George and wish him all the best. Replacing George will be Herb Tasker, who serves as vice chairman and managing director of Centre Capital Group, Inc. Herb, a former president of the National Mortgage Bankers Association of America, has served on the board of our title insurance company for three years and will continue in his new capacity to provide special insight into the mortgage-lending industry. We certainly appreciate Herb's willingness to serve.

On behalf of the officers and directors of First American, we thank you for your continued support.

D.P. Kennedy, Chairman of the Board

Parker S. Kennedy, President

First American's stock performance has a 10-year compound annual growth rate of 24 percent, which is 2 times that of the S&P 500.

First American is ranked **173** on the "*Forbes* 2002 Platinum 400 Best Companies" list.

$1,000 invested in First American in 1991 was worth **$8,389** by 2001.

It is estimated that one or more First American companies touch approximately 90 percent of the real estate transactions in the United States today.

In 2001, First American realized the successful implementation of many of our corporate strategies. These strategies, created and put in place over the past several years, are based on streamlining our processes and, in turn, increasing our capabilities, market share, and profits. They include expansion into new markets—broadening our scope while still concentrating on our core product: information. Technology, cross-selling efforts, operational consolidation, product innovation, and market-share growth have all played roles in our success. Throughout this report, you will see evidence of our accomplishments as we share with you our strength . . . *in numbers.*

   

title information and services

First American Title Insurance Company solidly advanced its objectives of technology implementation, productivity improvement, product innovation, geographic expansion, and market-share growth in 2001.

Positive Financial Results

Increased home sales and a sharp rise in refinance activity contributed to record order counts and strong earnings. Business for the Title Company was strong as 2001 began and continued throughout the year, which ended with a surge of refinance activity in the fourth quarter. This activity led to record-breaking order counts, with more than 1.9 million orders opened and over 1.4 million orders closed by year end, and to our highest-ever efficiency ratios.



Gary L. Kermott
President, First American Title Insurance Company

Operating revenues grew stronger throughout the year—up 17 percent in each of the first two quarters, then gaining 33 percent in the third period and 44 percent in the fourth. For the full year, operating revenues were 28 percent greater than in the previous year, at $2.65 billion, and income before income taxes and minority interests soared 83 percent, to $170.7 million.

Technology Implementation

The Title Company continued implementation of its technology initiatives in 2001, gaining momentum with *FAST*Search,™ the *FAST* Transaction System, and *FAST*Web.

*FAST*Search, which automates the title searching process, is now operational in 100 key counties across the nation. Today, more than half of the company's transactions flow through this system that performs title searches in six minutes, as opposed to the hours that it had previously taken to accomplish this task.

Our technology efforts were also forwarded as the *FAST* Transaction System, a fully integrated, browser-based system designed to automate and enable the centralization of title and escrow settlement services, was rolled out in 75 title offices in 2001. An additional 100 offices implemented this system during the first quarter of 2002, with roll out to all First American Title offices expected by year end.

*FAST*Web, the Company's online ordering, routing, and delivery system, which now has 98,000 registered users, processed more than 1.3 million property profiles during 2001.

The January 2002 acquisition of InfoStream, Inc. brought technology advantages, as well. This company provides production systems to independent title and escrow agencies, expanding the service offerings of **SMS Settlement Services, Inc.**

In early 2002, The First American Corporation acquired an interest in Irvine Technology Corporation, which had worked closely with First American to develop the *FAST* Transaction System. This team of computer-industry veterans


TOTAL TITLE INSURANCE REVENUES ($ in millions)
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
92 93 94 95 96 97 98 99 00 01

will strengthen First American's ability to develop technology that meets our clients' needs and our own.

Productivity Improvement

After decades of growth through acquisitions, First American Title undertook an administrative consolidation effort in 2000, which was completed in 2001. By regionally consolidating the accounting, payroll, human resources, and other back-office functions across the nation, the company is realizing administrative efficiencies and cost savings.

Our international operations now generate more than $65 million in revenues. With more than 500 employees in 9 countries outside the U.S., First American is #1 in global title insurance operations.

Operational efficiencies are being accomplished through the establishment of centralized title production centers now operating in 10 states. Also streamlining procedures are the Company's escrow processing improvement centers, known as EPIC, located in Arizona, California, Florida, Illinois, Indiana, Michigan, New Mexico, Ohio, Oregon, Texas, Utah, and Washington.

Unprecedented order counts coupled with technology streamlining led to record-breaking productivity efficiencies in 2001. Orders-to-employee counts, a traditional productivity measure, jumped to 14.87 in 2001 from 10.65 the prior year. The Company's productivity ratio, measured by the amount of openings and closings performed per employee each month, rose to 25.63 in 2001 from its 19.11 level in 2000.

Continued Product Innovation

Lenders participating in last year's vigorous refinancing business benefited from SUPER Eagle, a new service of First American Title Insurance Company developed specifically for this segment of the lender market. The service streamlines the refinance process by abbreviating many of the closing components, centralizing and automating the processing methods, and accelerating signing and closing procedures. Attractive also because of its simplified pricing schedule, this system processed more than 43,000 transactions in 2001.

First American's new FACT product was also introduced in 2001, providing home equity lenders with electronic delivery of streamlined title reports, flood-zone determinations, automated valuations, and title insurance services from a single source.

Launched in 2000, the *EAGLE 9™* UCC Insurance Division saw continuous growth in its first 18 months of operation. This division's product offers unprecedented coverage that insures the proper creation, attachment, perfection, priority, and effectiveness of a lender's security interest covered under the Uniform Commercial Code. This new revenue stream, independent of real estate cycles, showed significant growth in all market segments. Its order count in January 2002 was more than twice that of the year-earlier period. As a result of the increase in order count, gross revenue for this division was 183 percent greater in January 2002 than in the same month of 2001.

Vendor Management Services, a company formed in 2000 to provide the technology and service needed to streamline multiple-vendor relationships for mortgage lenders, continued its work with leading lenders in 2001, as well.

Already established in every state in the U.S., the Title Company added 53 offices through 12 acquisitions in 2001.

Our industry-leading technology is helping to improve the Title Company's productivity, as *FAST*Search™ processed more than

700,000 title searches, the *FAST* Transaction System completed over

250,000 transactions, and *FAST*Web grew to 98,000 users.

Today, through the integration of our proprietary *FAST*Search℠ and *FAST* Transaction System technology, we are cutting in half the labor involved in the title search and examination process. Many First American offices throughout the nation are already realizing unprecedented efficiencies. And, as we continue this rollout to all First American Title Insurance Company offices in 2002, our technology standardization will allow us to continue to consolidate and centralize title production—streamlining our workflow, improving our productivity and cost savings, and distinguishing First American from our competitors.



Geographic Expansion

Already established in every state, First American Title continued its expansion with 12 acquisitions last year that added 53 offices to our national network. Of that number, 40 were added when we completed the acquisition of Security First Title Affiliates in Florida, in which First American had previously held a minority interest. Today, approximately 1,100 direct-operation offices and thousands of agents provide First American Title services nationwide.

The Title Company also advanced its international growth strategy by becoming the first title insurer licensed in South Korea and Hong Kong. With offices in Seoul, Hong Kong, and Beijing, the company is positioned to take advantage of huge growth potential in the Asian market. Our Canadian title operations, that nation's largest, reported a revenue increase of 46 percent in 2001. The company expanded its business in Australia, where we remain the only licensed title insurer, and grew in the United Kingdom, as well. Our operations outside the U.S. generated $65 million in revenues for the Company in 2001.

Market Share Growth

First American Title Insurance Company was the only national firm in the title industry to realize a market share increase between the beginning of 2000 and the start of 2001, according to statistics provided by the American Land Title Association in mid-2001.


SHARE OF TOTAL U.S. TITLE INSURANCE MARKET (percent)
25
20
15
95
96
97
98
99
00

The company continues to work toward the increase of its overall market share through a variety of specific market-directed efforts. Its recently developed *FAST*Realty technology and service system is designed to further serve residential resale market professionals. And, in late 2001, the company acquired CloseYourDeal.com, the transaction management platform of Realty Plus Online, Inc. Initiatives currently underway are strengthening relationships with those involved in the mortgage loan default process, as well. Plus, the company's National Homebuilder Services group continued its efforts to efficiently and expertly serve homebuilders and developers.

The Title Company's National Commercial Services division, which works with major commercial groups to complete transactions reaching into the hundreds of millions of dollars, restructured its operations in 2001. The division combined the skills of those within its National Accounts offices with those of its local commercial professionals across the country by forming 14 commercial service centers. The centers, located in major metropolitan areas, are staffed by experts in commercial property transactions, who provide rapid, efficient service in these key commercial areas and throughout the United States. Reliable customer service—a key to market penetration—can now be provided more efficiently as this group continues to grow its market share in this segment.

The Title Company's claims-paying ability also continued to be strongly rated, as it received an "A+" rating from A.M. Best Company; an "A" rating from Fitch IBCA, Duff & Phelps; an "A-" rating from Standard & Poor's; an "A double prime" rating from Demotech, Inc.; and an "A3" (Exceptional) rating from Moody's Investors Service.

real estate information and services

Last year's explosive real estate sales and refinance market provided a showcase for First American's superior technology and strategic client services. Remarkable revenue, profit, and market-share successes were reported by our Mortgage Information Services and Database Information and Services groups, which deliver high-technology solutions to mortgage, real estate, and other industries' professionals.



TOTAL REAL ESTATE INFORMATION REVENUES ($ in millions)
800
750
700
650
600
550
500
450
400
350
300
250
200
150
100
50
0
95 96 97 98 99 00 01

These groups produced operating revenues of $723.8 million in 2001, a year-to-year increase of 30 percent, and income before income taxes and minority interests of $184 million, more than three times the prior year's results.

This business segment started 2001 with a 26 percent first-quarter increase in revenues over first-quarter results for 2000. The revenue gain, well ahead of the rise in expenses, powered a nearly tenfold increase in profits for that period, from $2.8 million to $27.5 million. As refinance activity continued to grow and close attention was paid to expense controls, 2001 ended as this segment's best-ever profit year.

The Mortgage Information Services group, combined with the Title Company, position First American as the first to provide lenders with complete mortgage loan origination, escrow closing, loan servicing, and default management services. The database products and services provided by this segment bring powerful information tools to our markets and supply data used to fuel other First American businesses.

MORTGAGE INFORMATION SERVICES

First American companies offering mortgage loan origination, escrow closing, loan servicing, and default management products again recorded market-share gains in 2001. Increased efficiencies that improved workflow and response times played a pivotal role in bringing on new clients. This group also benefited in 2001 from a robust real estate and refinance market. The strength and proven products of this group's companies, most of which rank first or second in their fields, have led to long-lasting relationships with many of the nation's largest mortgage lenders.



Barry M. Sando
President, Mortgage Information Services

The group continued a strategy implemented in 2000 to provide core products in packages that bring "one-stop" convenience and efficiency to lenders. These packages increase cross-selling opportunities and are responsible for much of the group's market-share gain.

First American CREDCO is the #1 provider of credit-reporting services to the mortgage industry, producing more than 1 million credit reports each month.

1 out of every 3 credit reports processed by mortgage lenders in the United States comes from First American.

It was a decade-long objective: build a complete menu of services for the mortgage lender that provides all of the basic products necessary to close a real estate transaction. After more than 50 acquisitions, product consolidations and enhancements, and order and delivery streamlining, we've done just that. These businesses—most of which hold first- and second-place market shares in their respective industries—are now working together to enhance our already strong relationships with many of the nation's leading lenders. And, adding to this mix is a database group whose industry-leading information depth and data mining skills allow for ongoing development of new, robust product offerings—a point that truly sets First American apart from its peers.



Continued Market Dominance

This group's core businesses again demonstrated their market prominence in 2001.

First American CREDCO continued to be number one in its field, with an estimated one-third of the mortgage industry's credit-reporting market. This company produces 2.5 million credit reports a month, including 1 million for the mortgage industry. CREDCO also supplies more credit reports than any other provider to Fannie Mae's Desktop Underwriter system and is also the largest provider of merged credit reports to Freddie Mac's Loan Prospector® system.

First American Flood Data Services ranked number one in its industry in 2001, as well. The company's transaction volume, powered by strong refinance activity, increased 45 percent over year-2000 figures. Efficiencies provided by increases in Web site and direct-interface orders, now responsible for 80 percent of the group's revenues, and by enhancements in workflow and data management systems, improved productivity as transaction turn times decreased in both automated and manual order fulfillment during 2001.

#1 in its industry, First American Flood Data Services realized a 31% productivity gain in its per-transaction turn times between 2000 and 2001, even while volumes increased approximately 45 percent during the same time period.

First American Real Estate Tax Service continues to hold the number-two position in its field. Technology integration helped the group to outpace its competition in year-end reporting, a measure of service quality, with a 99.9 percent report rate on 17.5 million property tax bills. The company's new Property Locator Service is the largest nationwide real estate tax database providing lenders with Internet access to the tax data required for mortgage lending and servicing.

First American Default Management Solutions helps lenders and homeowners to alleviate foreclosures and provides the Corporation with a strong income stream that is counter-cyclical to the real estate sales market. This group held its number-one ranking in 2001 as business volume doubled from 2000 levels. Of special note was the acquisition of LFC Nationwide, which, when combined with our existing operations, brought together the two leading firms in the property inspection and preservation industry. This group also realized great efficiency gains in 2001, brought about by the consolidation of its default management, field inspection, loss mitigation, default account information systems, foreclosure claims processing, and national default outsourcing activities.

Technology Expansion

Volume continued to grow for the Corporation's *FAST* Technology Systems as the company added product functions and features attractive to its clients. Mortgage lenders now benefit from an integrated system that electronically orders, routes, processes, and delivers First American products and services anywhere, using any platform. The efficiencies this technology brings increases First American's profitability and market share.

DATABASE INFORMATION AND SERVICES

First American's collection of high-technology database information and services operations is more than three times the size of its nearest competitor. Revenues have grown rapidly through acquisition and geographic expansion, and its earnings have been strengthened by extensive technology-related initiatives.

This group showed its market leadership in 2001 through the activities of its four core companies.







With data covering more than 85 percent of the nation's properties, First American Real Estate Solutions is # 1 in its field, serving over 500,000 professionals across the nation.

First American Real Estate Solutions continued to be the number-one provider of real estate information used to locate and value properties, determine ownership records, and assess property characteristics. With data covering in excess of 85 percent of the nation's properties, the group has built its geographic coverage of property data into the largest in the industry. In 2001, the company introduced new products, including the industry's first electronic legal and vesting report that automates many of the tasks currently performed during traditional title insurance processing. The group also integrated its business with that of Transamerica Corporation's Intellitech real estate information operation, with which it formed a limited partnership in 2000. The integration activities resulted in a $20 million cost savings to the business.

Data Trace continued to hold the number-one position in its field in 2001, employing the world's most advanced and comprehensive title information delivery system. Integration efficiencies following the joint venture with LandAmerica Financial Group helped Data Trace meet 2001's market volume increases, while simultaneously increasing its margins.

Also continuing to outpace all competitors in its industry in 2001 was First American's **Data Tree**. With archives in excess of 1 billion imaged recorded property documents, this growing company, along with Data Trace, is helping to transform the title insurance industry. The automation and centralization of title records is allowing for the standardization of title plant systems and title-searching functions nationwide. And, the incorporation of Internet accessibility is speeding the process further.



Dennis J. Gilmore
President, Database Information and Services

First American eAppraiseIT, leveraging the depth and breadth of the Corporation's various information databases, focused in 2001 on the creation of new, innovative electronic valuation offerings, culminating in the introduction of the industry's first automated insured valuation product. This group's financial performance improved considerably in 2001 over 2000, producing consistent profits throughout the fourth quarter and into 2002.

Data Tree's archive of imaged recorded property documents exceeds 1 billion images and is 10 times the size of its nearest competitor's.

Our new strategic partnerships and products are positioned to serve America's auto industry—a market in which 16 million new cars and more than 40 million used cars are sold each year.

Much as First American successfully created a complete suite of products to serve mortgage lenders nationwide, we're now aggressively working to do the same within the auto industry. By utilizing our primary core ingredient—information—we're providing vital products to an industry that sells millions of new and used vehicles annually across the nation. Our proven credit products, our newest data services, and our breakthrough innovations—including the industry's first auto title insurance policy—are creating opportunities for dominance in this vast market.



consumer information and services

Consumer Information and Services operations, which are less sensitive to interest-rate changes and fluctuations in the nation's real estate markets than the Corporation's other businesses, provide strategic diversification of First American's revenues.

Consumer operations posted operating revenues of $290.2 million in 2001, an increase of 15 percent, and earned $33 million before income taxes and minority interests, 6 percent less than in 2000. Profits were partially affected by costs involved in the elimination of our lender-placed insurance business and by expansion costs and higher claims in the segment's home warranty division.

During 2001, this group continued First American's diversification activities by growing the data-based operations that provide credit, background screening, and other information about consumers, as well as those businesses that directly serve consumers.


TOTAL CONSUMER INFORMATION AND SERVICES REVENUES
($ in millions)
300
250
200
150
100
50
0
98
99
00
01

CONSUMER INFORMATION

First American has continued its assembly of products directed to the auto-lending market, much as the Corporation previously built its successful group of mortgage information services. Our ultimate goal is to have First American involved in every transaction that flows through the finance and insurance offices of automotive dealerships.

Auto Industry Focus

In early 2002, First American introduced TitleGuard, the first title insurance protection for used-car buyers. Working with Experian Automotive, this product, which insures against unreported Department of Motor Vehicles title defects, will be sold to car dealers and consumers. Its market potential is high, with more than 40 million used vehicles sold in the nation each year.

The Consumer Information group benefited from two acquisitions during 2001. **First American CMSI** is the leading provider of loan origination and decisioning application system technology to some of the world's largest auto lenders. Its *Credit*Online™ Network processes more than 600,000 transactions a month and offers us cross-selling opportunities, as many auto lenders also provide home-equity and mortgage-loan services. The acquisition of e-fin, LLC, brought the group a strong online financing services presence in the southern U.S. and will increase Credit Online's exposure to auto dealers there. Strategic agreements with industry leaders that include the Dealer Services Group of Automatic Data Processing, Inc. (ADP), The Reynolds and Reynolds Company, and Universal Computer Systems, Inc., also now provide First American with access to the majority of the new-car franchises in the nation. Market potential is high for us here, with more than 16 million new cars sold in the U.S. each year.

Credit reporting activities were robust in 2001 as the **First American CREDCO Consumer Products Division** processed more than 12 million credit transactions, and **Teletrack**





remained the dominant provider of subprime consumer credit information.

First American Fastrac Systems, Inc. remains the nation's leading automotive vehicle insurance-tracking, and title storage and administration company, providing insurance data on millions of autos nationwide. VINtek, Inc. continues to offer online data fulfillment services to auto e-retailers, finance companies, and state motor vehicle agencies.



Anand K. Nallathambi
President, Consumer Information Group

A group outside of the auto market, **First American Membership Services**, markets credit reports, credit monitoring, and other services to consumers through memberships generated by mortgage-servicing relationships. This group's business multiplied threefold in 2001.

SCREENING TECHNOLOGIES

HireCheck, Inc., First American's pre-employment screening company, felt the effects of the recession last year as the nation's unemployment rate rose to 4.8 percent. The company incorporated aggressive sales strategies to position itself for a market rebound. It consolidated earlier acquisitions Pretiem and Factual Business Information into HireCheck and added services to provide a single resource for employers.

In 2001, First American acquired **Substance Abuse Management, Inc.**, the leader in drug-testing management that performed more than 1 million tests that year. Its sales force was merged with HireCheck's to take advantage of great market potential—an estimated 75 percent of *Fortune* 1000 companies now conduct pre-employment drug testing, while employee background verification services are used by 85 percent.

In January 2002, the Company acquired **American Driving Records, Inc.**, positioning First American as one of three background-screening companies with direct access to most state motor vehicle records. The company delivers 10 million motor vehicle reports annually to insurance agents and employers.

First American Registry, the nation's largest resource for resident-screening information and services, improved its performance in 2001. This company provides property managers and owners with a comprehensive package of information services drawn from sources nationwide, including its proprietary database of more than 33 million landlord/tenant eviction court records.

HireCheck's market potential is high with 75 percent of *Fortune* 1000 companies now using pre-employment drug testing and 85 percent conducting employee background verification.

People across the United States were able to rent apartments in 2001 through the more than 4 million reports issued by First American Registry, the nation's #1 source for tenant-screening services.

One of First American's greatest objectives in recent years has been to broaden our opportunities outside the cyclical real estate market. Our recent success in doing so was brought about by our expansion into consumer-related businesses. By providing our core product—information—to a variety of industries, we now supply services tied to the primary economic events in people's lives. Through continued growth in these consumer areas, First American is now providing for a more stable fiscal environment and positioning itself strongly within a new group of peer businesses.


Enter

CONSUMER SERVICES

First American Home Buyers Protection Corporation remained a leading provider of home warranties that protect homeowners from the cost of repair or replacement of major operating systems and appliances.

The company wrote 9 percent more in premiums last year than in 2000. Renewals, which are not dependent on real estate markets, provided a steady 40 percent of the company's business. The company established business in 6 additional states last year, bringing its total to 19. And, it made its second call center fully operational, providing the infrastructure to handle forecasted growth.

Today, more than 250,000 homes in 19 states are protected by First American Home Buyers Protection warranties.

First American Property & Casualty Insurance Company, which offers complete homeowner's coverage, had a transition year as it shifted from lender-placed to consumer-directed insurance products. This company provides a long-term and less-cyclical stream of business for First American. To build the business further, the company last year integrated its services into First American distribution channels, allowing for the cross selling of this insurance through existing closing-service activities. It also acquired rights to offer renewals on a $38 million homeowner book of business in 2001. The company, which earned an "A" rating from the recognized rating service A.M. Best Company, also expanded its services into three new states last year.

First American Trust, FSB, a federal savings bank, realized its highest pretax profits in its more than four-decade history. The company markets investment advisory and fiduciary services to corporations, individuals, and nonprofit organizations. New business, spurred by sales and marketing efforts initiated a year earlier, rose 40 percent over the previous year. First American Trust expanded its banking services relationship with First American Title Insurance Company in 2001 and expects to begin administering The First American Corporation's Dividend Reinvestment and Direct Purchase Plan in the second quarter of 2002. First American Trust opened an office in San Francisco during 2001 to expand its business into Northern California.

First American Capital Management, an SEC-registered investment management firm that manages equity and fixed-income securities, reported that its equity portfolios beat its benchmark, the Standard & Poor's 500, for the sixth consecutive year—one of the few large-capitalization core investment managers to accomplish this. In an effort to expand its market reach, the company recently added institutional salespeople who are offering First American Capital Management products to consultants and plan sponsors unaffiliated with First American.

In 2001, First American Capital Management's equity portfolios beat the Standard & Poor's 500 benchmark for the 6th consecutive year.

First Security Thrift increased its earnings last year, as it has for more than a decade. This California-based F.D.I.C.-insured industrial bank accepts deposits, originates and purchases loans secured by commercial properties, and makes loans to complete tax-deferred real estate exchanges. The company increased its net receivables by 10 percent in 2001 and ended the year without a single delinquent account. It has earned a five-star rating, the highest given, from Bauer Financial Reports each quarter for nearly nine consecutive years.






management's discussion and analysis

RESULTS OF OPERATIONS

Overview — The majority of the revenues in the Company's title insurance and real estate information segments, which today constitute 92% of the total revenue base, depend in large part, upon the level of real estate activity and the cost and availability of mortgage funds. Revenues for these segments result primarily from resales and refinancings of residential real estate and, to a lesser extent, from commercial transactions and the construction and sale of new housing. The remaining 8% of the Company's total revenue base comes from the consumer information segment, which is isolated from the volatility of real estate transactions. Traditionally, the greatest volume of real estate activity, particularly residential resale, has occurred in the spring and summer months. However, changes in interest rates, as well as other economic factors, can cause fluctuations in the traditional pattern of real estate activity.

Interest rate declines, which started in the fourth quarter of 1997, continued throughout 1998 and into 1999. This, coupled with relatively high consumer confidence, and a particularly strong California real estate market, resulted in record-setting revenues for the first half of 1999. However, commencing in the second quarter of 1999, new orders began to soften as rising interest rates led to a significant decline in refinance transactions, although residential resale and commercial activity remained relatively strong. During the second half of 1999, the trend of higher interest rates continued. Refinance activity, as well as residential resale orders, continued to decline. This, coupled with fourth quarter seasonal factors, led to a decrease in operating revenues for the fourth quarter of 1999 and resulted in a low inventory of open orders going into the first quarter of 2000. The Company instituted personnel reductions and other cost-containment programs during the latter part of 1999; however, because of separation costs, the benefits of these programs were not fully realized in 1999.

As a result of the low inventory of open orders going into the first quarter of 2000, and the relatively weak real estate economy present during the first half of 2000, revenues and profits during this period decreased significantly when compared with the same period of 1999. During the second half of 2000, real estate activity began to increase as a result of declining mortgage interest rates. New order counts in the latter part of the third quarter began to show favorable comparisons with the same period of 1999. This trend continued into the fourth quarter of 2000 and resulted in a significant increase in revenues and profits in the second half of 2000 when compared with the same period of 1999.

FIXED 30-YEAR MORTGAGE RATES *(average per quarter)*



9%
8%
7%
6%
5%
Q 1 2 3 4 1 2 3 4 1 2 3 4 1 2 3 4
98
99
00
01

In 2001, mortgage interest rates decreased to levels comparable to rates experienced in 1998. Refinance activity reached record levels and the demand for residential resale and new home sales continued to be very strong. All four quarters of 2001 compared favorably with the respective quarters of 2000. Closed order counts reached record levels resulting in record operating revenues of $3.66 billion. Income before income taxes and minority interests was $329.5 million, net income was $167.3 million, and diluted earnings per share were $2.27. Equity surpassed the $1.1 billion mark at December 31, 2001.

Operating revenues — A summary by segment of the Company's operating revenues is as follows:

(in thousands, except percentages)	2001	%	2000	%	1999	%
Title Insurance:						
Direct operations	**$1,463,303**	**40**	$1,083,112	38	$1,067,133	36
Agency operations	**1,185,691**	**32**	983,937	34	1,086,746	37
	2,648,994	**72**	2,067,049	72	2,153,879	73
Real Estate Information	**723,840**	**20**	558,147	19	575,694	20
Consumer Information	**290,152**	**8**	252,332	9	206,623	7
	$3,662,986	**100**	$2,877,528	100	$2,936,196	100

Operating revenues from direct title operations increased 35.1% in 2001 over 2000 and 1.5% in 2000 over 1999. The increase in 2001 over 2000 was attributable to a 44.1% increase in the number of title orders closed by the Company's direct operations, offset in part by a decrease in the average revenues per order closed. The increase in 2000 over 1999 was attributable to an increase in the average revenues per order closed, offset in part by a 12.9% decrease in the number of title orders closed. The Company's direct title operations closed 1,404,600, 975,000 and 1,119,900 title orders during 2001, 2000 and 1999, respectively. The average revenues per order closed were $1,042, $1,111 and $953 for 2001, 2000 and 1999, respectively, representing a decrease of 6.2% in 2001 from 2000 and an increase of 16.6% in 2000 over 1999. The fluctuations noted in closed orders and average revenues per order closed were primarily attributable to the relative changes in the volume of refinance transactions year-over-year, as mentioned above. Operating revenues from agency title operations increased 20.5% in 2001 over 2000 and decreased 9.5% in 2000 from 1999. These fluctuations were primarily attributable to the same factors affecting direct title operations compounded by the inherent delay in the reporting of transactions by agents.

Real estate information operating revenues increased 29.7% in 2001 over 2000 and decreased 3.0% in 2000 from 1999. These fluctuations were primarily attributable to the same factors affecting title insurance mentioned above, as well as acquisition activity. Operating revenues of $30.6 million and $32.1 million were contributed by new acquisitions in 2001 and 2000, respectively. The Company's tax service division defers the tax service fee and recognizes that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio on a quarterly basis to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments and may adjust the rates to reflect current trends. During the current year, the amortization rates remained relatively unchanged.

Consumer information operating revenues increased 15.0% in 2001 over 2000 and 22.1% in 2000 over 1999. These increases were primarily attributable to an increased awareness and acceptance of this business segment's products, increased market share and acquisition activity. The increase in 2001 over 2000 was offset in part by a $13.4 million decrease in revenues at the Company's property and casualty insurance division, as a result of the previously announced exit of the lender-placed homeowner's insurance business. Excluding this item, operating revenues increased 20.3% in 2001 over 2000. Operating revenues of $22.1 million and $15.0 million were contributed by new acquisitions in 2001 and 2000, respectively.

Investment and other income — Investment and other income increased $31.0 million in 2001 over 2000 and $4.8 million in 2000 over 1999. The increase in 2001 over 2000 was primarily due to a

$23.4 million increase in equity in earnings of unconsolidated affiliates, $3.8 million in increased interest income and a $2.5 million increase in realized investment gains. The increase in 2000 over 1999 was primarily due to a 4.6% increase in the average investment portfolio balance, investment gains totaling $5.7 million relating to the joint venture agreements with LandAmerica Financial Group, Inc, and Transamerica Corporation (see Note 18 to the consolidated financial statements) and $2.5 million of interest income contributed by a new acquisition in the United Kingdom, offset in part by a $4.3 million realized investment loss and reduced equity in earnings of unconsolidated affiliates. See Note 8 to the consolidated financial statements.

Salaries and other personnel costs — A summary by segment of the Company's salaries and other personnel costs is as follows:

(in thousands, except percentages)	2001	%	2000	%	1999	%
Title Insurance	**$ 893,615**	**71**	$ 721,417	71	$ 729,720	71
Real Estate Information	**261,110**	**20**	231,751	23	231,696	22
Consumer Information	**84,688**	**7**	67,920	7	59,106	6
Corporate	**24,038**	**2**	(6,322)	(1)	14,250	1
	$1,263,451	**100**	$1,014,766	100	$1,034,772	100

The Company's title insurance segment (primarily direct operations) is labor intensive; accordingly, a major variable expense component is salaries and other personnel costs. This expense component is affected by two competing factors: the need to monitor personnel changes to match corresponding or anticipated new orders, and the need to provide quality service. In addition, this segment's growth in operations that specialize in builder and lender business has created ongoing fixed costs required to service accounts.

Title insurance personnel expenses increased 23.9% in 2001 over 2000 and decreased 1.1% in 2000 from 1999. The increase in 2001 over 2000 was primarily due to: an increase in staff in the production area, where the title company experienced a 50.5% increase in total order volume; increased commissions associated with the increase in closed orders; $3.0 million in severance related to the consolidation of certain back-office functions; and costs associated with new acquisitions; offset in part by cost-containment measures. The decrease in 2000 from 1999 was primarily due to staff reductions in the production area (which reflects the decrease in total order volume), the restructuring of the Company's principal pension plan and the consolidation of certain administrative functions within the title company's regional structure, offset in part by personnel costs associated with new acquisitions. The restructuring of the Company's pension plan contributed $11.8 million to the decrease in title personnel expenses (see Note 11 to the consolidated financial statements). Personnel expenses associated with new acquisitions totaled $15.6 million for 2001 and $36.6 million for 2000. The Company's direct title operations opened 1,930,300, 1,240,700 and 1,334,100 orders in 2001, 2000 and 1999, respectively, representing an increase of 55.6% in 2001 over 2000 and a decrease of 7.0% in 2000 from 1999. From an efficiency standpoint, personnel costs as a percentage of net operating revenues were 52.9% in 2001, 56.6% in 2000 and 56.9% in 1999.

Real estate information personnel expenses increased 12.7% in 2001 over 2000 and stayed relatively constant in 2000 when compared with 1999. The increase in 2001 over 2000 was primarily due to personnel costs (primarily bonuses, commissions, overtime pay and temporary help) associated with the significant increase in business volume, as well as costs associated with new acquisitions, offset in part by cost-containment programs. Personnel expenses in 2000 remained relatively flat when compared with 1999, primarily as a result of staff reductions and the restructuring of the Company's principal pension plan, offset by personnel costs associated with new acquisitions. The restructuring of the Company's pension plan reduced personnel expenses in 2000 by $3.0 million when compared with 1999. Personnel costs associated with new acquisitions were $3.2 million for 2001 and $15.1 million for 2000. From an efficiency standpoint, personnel costs as a percentage of net operating revenues were 36.1% in 2001, 41.5% in 2000 and 40.2% in 1999.

Consumer information personnel expenses increased 24.7% in 2001 over 2000 and 14.9% in 2000 over 1999. These increases were primarily attributable to additional personnel required to service the increased business volume and acquisition activity. The increase for 2000 was offset in part by a $0.8 million reduction in personnel expenses related to the restructuring of the Company's pension plan. Personnel expenses associated with new acquisitions were $10.1 million for 2001 and $4.8 million for 2000, respectively.

Corporate personnel expenses increased $30.4 million in 2001 over 2000 and decreased $20.6 million in 2000 from 1999. These fluctuations were primarily attributable to a reduction of $23.7 million in 2000 resulting from the restructuring of the Company's pension plan.

Premiums retained by agents — A summary of agent retention and agent revenues is as follows:

(in thousands, except percentages)	2001	2000	1999
Agent retention	**$ 960,215**	$791,940	$ 871,036
Agent revenues	**$1,185,691**	$983,937	$1,086,746
% Retained by agents	**81.0%**	80.5%	80.2%

The premium split between underwriter and agents is in accordance with their respective agency contracts and can vary from region to region due to divergencies in real estate closing practices, as well as rating structures. As a result, the percentage of title premiums retained by agents varies due to the geographical mix of revenues from agency operations.

Other operating expenses — A summary by segment of the Company's other operating expenses is as follows:

(in thousands, except percentages)	2001	%	2000	%	1999	%
Title Insurance	**$474,127**	**55**	$363,807	53	$327,182	48
Real Estate Information	**262,190**	**31**	231,975	33	240,469	36
Consumer Information	**108,203**	**13**	92,631	13	82,514	12
Corporate	**9,084**	**1**	9,259	1	28,691	4
	$853,604	**100**	$697,672	100	$678,856	100

Title insurance other operating expenses (principally direct operations) increased 30.3% in 2001 over 2000 and 11.2% in 2000 over 1999. The increase in 2001 over 2000 was primarily due to $8.8 million of costs associated with new acquisitions, as well as incremental costs (i.e., messenger costs, reproduction costs, title plant maintenance costs, etc.) associated with servicing the 50.5% increase in total order volume. The increase in 2000 over 1999 was primarily due to $19.7 million of costs associated with new acquisitions and $15.2 million of lease expense related to a sale-leaseback agreement entered into in December 1999.

Real estate information other operating expenses increased 13.0% in 2001 over 2000 and decreased 3.5% in 2000 from 1999. The increase in 2001 over 2000 was primarily due to costs incurred to service the increase in business volume, charges of $1.8 million relating to the restructuring of the Company's field service division, impaired asset write-offs totaling $2.6 million at the appraisal division and $19.5 million in costs associated with new acquisitions. The decrease in 2000 from 1999 was primarily due to a reduction in costs resulting from the Company's cost-containment programs, offset in part by $15.5 million of costs associated with new acquisitions.

Consumer information other operating expenses increased 16.8% in 2001 over 2000 and 12.3% in 2000 over 1999. These increases were primarily attributable to costs incurred servicing the increased business volume, as well as acquisition activity. Contributing to the increase for 2001 were $3.6 million of costs incurred to exit the lender-placed homeowner's insurance business at the Company's property and casualty insurance division. Other operating expenses associated with new acquisitions were $11.8 million in 2001 and $4.1 million in 2000.

Corporate other operating expenses remained relatively constant in 2001 compared with 2000 and decreased 67.7% in 2000 from 1999. The decrease in 2000 from 1999 was primarily due to $10.8 million of nonrecurring, merger-related charges incurred in the NAIG acquisition in 1999 and Y2K costs incurred in 1999.

Provision for title losses and other claims — A summary by segment of the Company's provision for title losses and other claims is as follows:

(in thousands, except percentages)	2001	%	2000	%	1999	%
Title Insurance	**$113,812**	**63**	$ 75,790	54	$ 65,925	57
Real Estate Information	**8,199**	**5**	9,094	6	10,391	9
Consumer Information	**58,635**	**32**	56,748	40	39,902	34
	$180,646	**100**	$141,632	100	$116,218	100

The Company provides for title insurance losses by a charge to expense when the related premium revenue is recognized. The amount charged to expense (the loss rate) is calculated by the Company based on historical experience and other factors, including changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. Management monitors the adequacy of the estimated loss reserves on a quarterly basis using a variety of techniques, including actuarial models, and adjusts the loss rate as necessary.

The provision for title insurance losses, expressed as a percentage of title insurance operating revenues (excluding the one-time 2001 adjustment mentioned below), was 4.0% in 2001, 3.7% in 2000 and 3.1% in 1999. The increase in 2001 over 2000 reflected adverse claims development, offset in part by the shift in current year revenue mix from resale to refinance, which is generally less claims intensive. The increase in 2000 over 1999 reflected the shift in revenue mix from refinance to resale, which is generally more claims intensive. During the third quarter of 2001, the Company recorded a $7.9 million adjustment to a purchase accounting estimate for loss reserves at one of its title insurance subsidiaries, which was purchased in 1998. This adjustment strengthened loss reserves to reflect subsequent adverse development.

The provision for consumer information losses principally reflects home warranty claims. The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, was 53.1% in 2001, 52.8% in 2000 and 49.8% in 1999. These increases were primarily due to increases in the average number of claims per contract, which was primarily attributable to the expansion of this business into new geographical markets. The Company's management has been eliminating high-cost contractors that are servicing claims in new geographic areas and achieving positive results. The provision for home warranty claims, expressed as a percentage of home warranty operating revenues, has steadily declined throughout the current year, from a high of 56.2% in the first quarter of 2001, to 48.3% in the fourth quarter of 2001.

Depreciation and amortization — Depreciation and amortization, as well as capital expenditures, are summarized in Note 19 to the consolidated financial statements.

Premium taxes — A summary by pertinent segment of the Company's premium taxes is as follows:

(in thousands, except percentages)	2001	%	2000	%	1999	%
Title Insurance	**$22,762**	**92**	$20,289	90	$21,265	93
Consumer Information	**2,078**	**8**	2,284	10	1,632	7
	$24,840	**100**	$22,573	100	$22,897	100

Insurers are generally not subject to state income or franchise taxes. However, in lieu thereof, a "premium" tax is imposed on certain operating revenues, as defined by statute. Tax rates and bases vary from state to state; accordingly, the total premium tax burden is dependent upon the geographical mix of operating revenues. The Company's underwritten title company (noninsurance) subsidiaries are subject to state income tax and do not pay premium tax. Accordingly, the Company's total tax burden at the state level is composed of a combination of premium taxes and state income taxes. Premium taxes attributable to title insurance operations, as a percentage of title insurance operating revenues, were approximately 1.0% for 2001, 2000 and 1999, respectively.

Interest — Interest expense increased 18.1% in 2001 over 2000 and 46.4% in 2000 over 1999. The increase in 2001 over 2000 was primarily due to the issuance of the Company's $210.0 million senior convertible debentures in April of 2001. The increase in 2000 over 1999 was primarily due to interest expense associated with debt incurred in connection with company acquisitions.

Income before income taxes, minority interests and cumulative effect of a change in accounting principle — A summary by segment is as follows:

(in thousands, except percentages)	2001	%	2000	%	1999	%
Title Insurance	**$170,737**	**44**	$ 93,205	50	$128,738	58
Real Estate Information	**184,042**	**47**	58,110	31	65,342	29
Consumer Information	**32,954**	**9**	35,198	19	27,652	13
	387,733	**100**	186,513	100	221,732	100
Corporate	**(58,193)**		(32,637)		(51,760)	
	$329,540		$153,876		$169,972	

INCOME BEFORE INCOME TAXES, MINORITY INTERESTS, CORPORATE EXPENSES AND CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLE *($ in millions)*


400
350
300
250
200
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100
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0
92
93
94
95
96
97
98
99
00
01

The Company's title insurance profit margins vary according to a number of factors, including the volume, composition (residential or commercial) and type (resale, refinancing or new construction) of real estate activity. For example, commercial transactions tend to generate higher revenues and greater profit margins than residential transactions. Further, profit margins from refinancing activities are lower than those from resale activities because in many states there are premium discounts on, and cancellation rates are higher for, refinancing transactions. Cancellations of title orders adversely affect profits because costs are incurred in opening and processing such orders but revenues are not generated. Also, the Company's direct title insurance business has significant fixed costs in addition to its variable costs. Accordingly, profit margins from the Company's direct title insurance business improve as the volume of title orders closed increases. Title insurance profit margins are also affected by the percentage of operating revenues generated by agency operations. Profit margins from direct operations are generally higher than from agency operations due primarily to the large portion of the premium that is retained by the agent. Real estate information profits are generally unaffected by the type of real estate activity but increase as the volume of residential real estate loan transactions increases. Consumer information profits increase as the volume of transactions increases and are not affected by the volatility of real estate transactions. In general, the title insurance business is a lower-margin business when compared with the Company's other segments. The lower margins reflect the high fixed cost of producing title evidence, whereas the corresponding revenues are subject to regulatory and competitive pricing constraints. Corporate expenses increased $25.6 million in 2001 over 2000 and decreased $19.1 million in 2000 from 1999. The increase in 2001 over 2000 was primarily due the previously disclosed $23.7 million reduction in expenses in 2000 resulting from the restructuring of the Company's pension plan, as well as increased interest expense in 2001 due primarily to the issuance of the Company's $210.0 million senior convertible debentures in April of 2001, offset in part by an increase in equity in earnings of unconsolidated affiliates. The decrease in 2000 from 1999 was primarily attributable to the restructuring of the Company's pension plan and a decrease in equity in earnings of unconsolidated affiliates.

Income taxes — The Company's effective income tax rate, which includes a provision for state income and franchise taxes for noninsurance subsidiaries, was 35.7%, 35.5% and 36.7% for 2001, 2000 and 1999, respectively. The differences in the effective tax rate were primarily due to changes in the ratio of permanent differences to income before income taxes and minority interests and changes in state income and franchise taxes resulting from fluctuations in the Company's noninsurance subsidiaries' contribution to pretax profits. Information regarding items included in the reconciliation of the effective rate with the federal statutory rate is contained in Note 9 to the consolidated financial statements.

Minority interests — Minority interests in net income of consolidated subsidiaries increased $27.8 million in 2001 over 2000 and decreased $2.1 million in 2000 from 1999. These fluctuations were primarily due to the relative changes in the operating results of the Company's joint venture with Experian.

Net income — Net income and per share information are summarized as follows:

(in thousands, except per share amounts)	2001	2000	1999
Income before cumulative effect of a change in accounting for tax service contracts	**$167,268**	$82,223	$88,643
Net income	**$167,268**	$82,223	$33,003
Per share of common stock:			
Income before cumulative effect of a change in accounting for tax service contracts:			
Basic	**$ 2.51**	$ 1.29	$ 1.37
Diluted	**$ 2.27**	$ 1.24	$ 1.34
Net income:			
Basic	**$ 2.51**	$ 1.29	$ .51
Diluted	**$ 2.27**	$ 1.24	$ .50
Weighted-average shares:			
Basic	**66,568**	63,680	64,669
Diluted	**75,834**	66,050	66,351

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities amounted to $388.2 million, $141.4 million and $173.2 million for 2001, 2000 and 1999, respectively, after net claim payments of $153.4 million, $135.4 million and $119.3 million, respectively. The principal nonoperating uses of cash and cash equivalents for the three-year period ended December 31, 2001, were for capital expenditures, additions to the investment portfolio, company acquisitions in 2000 and 1999, dividends and the repayment of debt. The most significant nonoperating sources of cash and cash equivalents were proceeds from the issuance of the Company's $210.0 million senior convertible debentures (see Note 7 to the consolidated financial statements), proceeds from the sales and maturities of certain investments, and proceeds in 2000 and 1999 from the sale-leaseback of certain property and equipment. The net effect of all activities on total cash and cash equivalents was an increase of $344.3 million for 2001 and decreases of $49.1 million and $31.3 million for 2000 and 1999, respectively.

On October 12, 2001, the Company entered into a credit agreement that provided for a $200.0 million line of credit. This agreement supercedes the Company's prior credit agreements that were to expire in July 2002. Under the terms of the new credit agreement, the Company is required to maintain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The Company's line of credit was unused at December 31, 2001.

Notes and contracts payable, as a percentage of total capitalization, was 23.7% as of December 31, 2001, as compared with 16.9% as of the prior year end. This increase was primarily attributable to the issuance of the $210.0 million senior convertible debentures, offset in part by an increase in the capital base primarily due to net income for the year. Notes and contracts payable are more fully described in Note 7 to the consolidated financial statements.

A summary, by due date, of the Company's total contractual obligations at December 31, 2001, is as follows:

(in thousands)	Year	Notes and contracts payable	Operating leases	Mandatorily redeemable preferred securities	Total
	2002	$ 26,589	$116,449	–	$143,038
	2003	26,063	100,024	–	126,087
	2004	19,660	73,566	–	93,226
	2005	12,138	56,933	–	69,071
	2006	9,480	39,923	–	49,403
	Later years	321,411	72,959	$100,000	494,370
		$415,341	$459,854	$100,000	$975,195

Pursuant to various insurance and other regulations, the maximum amount of dividends, loans and advances available to the Company in 2002 from its insurance subsidiaries is $197.7 million. Such restrictions have not had, nor are they expected to have, an impact on the Company's ability to meet its cash obligations (see Note 2 to the consolidated financial statements).

Due to the Company's significant liquid-asset position and its consistent ability to generate cash flows from operations, management believes that its resources are sufficient to satisfy its anticipated operational cash requirements. The Company's financial position will enable management to react to future opportunities for acquisitions or other investments in support of the Company's continued growth and expansion.

CASH FLOWS FROM OPERATING ACTIVITIES *($ in millions)*


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0
92 93 94 95 96 97 98 99 00 01

SELECTED FINANCIAL DATA

(in thousands, except percentages, per share amounts and employee data)	Year Ended December 31 2001	2000	1999	1998	1997
Revenues	**$3,750,723**	$2,934,255	$2,988,169	$2,943,880	$1,962,001
Income before cumulative effect of a change in accounting for tax service contracts *(Note A)*	**$ 167,268**	$ 82,223	$ 88,643	$ 201,527	$ 67,765
Cumulative effect of a change in accounting for tax service contracts *(Note A)*	–	–	$ (55,640)	–	–
Net income	**$ 167,268**	$ 82,223	$ 33,003	$ 201,527	$ 67,765
Total assets	**$2,837,263**	$2,199,737	$2,116,414	$1,852,731	$1,220,377
Notes and contracts payable	**$ 415,341**	$ 219,838	$ 196,815	$ 143,466	$ 51,720
Mandatorily redeemable preferred securities	**$ 100,000**	$ 100,000	$ 100,000	$ 100,000	$ 100,000
Stockholders' equity	**$1,104,452**	$ 870,237	$ 815,991	$ 762,265	$ 442,783
Return on average stockholders' equity *(Note B)*	**16.9%**	9.8%	10.9%	33.4%	16.4%
Cash dividends on common shares	**$ 18,210**	$ 15,256	$ 15,840	$ 13,894	$ 14,035
Per share of common stock *(Note C)* —					
Basic:					
Income before cumulative effect of a change in accounting for tax service contracts	**$ 2.51**	$ 1.29	$ 1.37	$ 3.35	$ 1.19
Cumulative effect of a change in accounting for tax service contracts	–	–	(.86)	–	–
Net income	**$ 2.51**	$ 1.29	$ .51	$ 3.35	$ 1.19
Diluted:					
Income before cumulative effect of a change in accounting for tax service contracts	**$ 2.27**	$ 1.24	$ 1.34	$ 3.21	$ 1.16
Cumulative effect of a change in accounting for tax service contracts	–	–	(.84)	–	–
Net income	**$ 2.27**	$ 1.24	$ .50	$ 3.21	$ 1.16
Stockholders' equity	**$ 16.08**	$ 13.62	$ 12.54	$ 12.08	$ 7.74
Cash dividends	**$ .27**	$ .24	$ .24	$ .23	$ .25
Number of common shares outstanding —					
Weighted average during the year:					
Basic	**66,568**	63,680	64,669	60,194	57,092
Diluted	**75,834**	66,050	66,351	62,720	58,482
End of year	**68,694**	63,887	65,068	63,120	57,186
Title orders opened *(Note D)*	**1,930**	1,241	1,334	1,585	1,173
Title orders closed *(Note D)*	**1,405**	975	1,120	1,210	886
Number of employees	**22,597**	20,346	20,065	19,669	13,156

All consolidated results reflect the 1999 acquisition of NAIG accounted for under the pooling-of-interests method of accounting.

Note A — See Note 1 to the consolidated financial statements for a description of the change in accounting for tax service contracts.

Note B — Return on average stockholders' equity for 1999 excludes the cumulative effect of a change in accounting for tax service contracts from both net income and stockholders' equity.

Note C — Per share information relating to net income is based on weighted-average number of shares outstanding for the years presented. Per share information relating to stockholders' equity is based on shares outstanding at the end of each year.

Note D — Title order volumes are those processed by the direct title operations of the Company and do not include orders processed by agents.


TOTAL REVENUES ($ in millions)
4,000
3,750
3,500
3,250
3,000
2,750
2,500
2,250
2,000
1,750
1,500
1,250
1,000
750
500
250
0
92 93 94 95 96 97 98 99 00 01


TOTAL ASSETS ($ in millions)
3,000
2,800
2,600
2,400
2,200
2,000
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
92 93 94 95 96 97 98 99 00 01


STOCKHOLDERS' EQUITY ($ in millions)
1,200
1,100
1,000
900
800
700
600
500
400
300
200
100
0
92 93 94 95 96 97 98 99 00 01

COMMON STOCK PRICES AND DIVIDENDS

The Company's common stock trades on the New York Stock Exchange (ticker symbol FAF). The approximate number of record holders of common stock on March 7, 2002 was 3,681.

High and low stock prices and dividends for the last two years were as follows:

	2001		2000	
Quarter Ended	**High-low range**	**Cash dividends**	High-low range	Cash dividends
March 31	**$34.91–$25.39**	**$.06**	$13.94–$10.69	$.06
June 30	**$26.55–$18.85**	**$.07**	$17.44–$13.25	$.06
September 30	**$20.45–$16.71**	**$.07**	$22.44–$14.50	$.06
December 31	**$21.07–$16.51**	**$.07**	$32.88–$17.44	$.06

While the Company expects to continue its policy of paying regular quarterly cash dividends, future dividends will be dependent on future earnings, financial condition and capital requirements. The payment of dividends is subject to the restrictions described in Note 2 to the consolidated financial statements.

QUARTERLY FINANCIAL DATA
(Unaudited)

	Quarter Ended			
(in thousands, except per share amounts)	March 31	June 30	September 30	December 31
2001				
Revenues	**$766,741**	**$928,042**	**$983,008**	**$1,072,932**
Income before income taxes and minority interests	**$ 39,198**	**$106,332**	**$ 83,355**	**$ 100,655**
Net income	**$ 18,776**	**$ 54,517**	**$ 41,695**	**$ 52,280**
Net income per share:				
Basic	**$ .29**	**$ .83**	**$ .61**	**$ .76**
Diluted	**$ .27**	**$ .75**	**$ .55**	**$ .68**
2000				
Revenues	$ 646,174	$ 775,925	$ 750,260	$ 761,896
Income before income taxes and minority interests	$ 3,885	$ 48,346	$ 48,757	$ 52,888
Net income	$ 1,002	$ 25,032	$ 24,399	$ 31,790
Net income per share:				
Basic	$ .02	$ .39	$ .38	$ .50
Diluted	$ .02	$ .38	$ .37	$ .47

The Company's real estate-related segments are cyclical in nature, with the spring and summer months historically being the strongest. However, interest rate adjustments by the Federal Reserve Board, as well as other economic factors, can cause unusual fluctuations in the Company's quarterly operating results. See Management's Discussion and Analysis on pages 24 through 27 for further discussion of the Company's results of operations.


STOCK PRICES highs lows
$40
$35
$30
$25
$20
$15
$10
$ 5
$ 0
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
00 00 00 00 01 01 01 01

CONSOLIDATED BALANCE SHEETS

Assets	December 31 2001	2000
Cash and cash equivalents	$ 645,240,000	$ 300,905,000
Accounts and accrued income receivable, less allowances ($39,107,000 and $34,243,000)	273,090,000	204,177,000
Income taxes receivable	–	19,472,000
Investments:		
Deposits with savings and loan associations and banks	27,597,000	31,900,000
Debt securities	257,045,000	209,407,000
Equity securities	52,014,000	58,720,000
Other long-term investments	113,995,000	92,703,000
	450,651,000	392,730,000
Loans receivable	104,264,000	94,452,000
Property and equipment, at cost:		
Land	43,018,000	42,463,000
Buildings	173,878,000	168,897,000
Furniture and equipment	555,724,000	450,838,000
Less — accumulated depreciation	(299,615,000)	(227,110,000)
	473,005,000	435,088,000
Title plants and other indexes	308,027,000	290,072,000
Deferred income taxes	22,221,000	11,519,000
Goodwill and other intangibles, less accumulated amortization ($62,828,000 and $43,257,000)	432,823,000	346,156,000
Other assets	127,942,000	105,166,000
	$2,837,263,000	$2,199,737,000

CONSOLIDATED BALANCE SHEETS

Liabilities and Stockholders' Equity	December 31 2001	2000
Demand deposits	**$ 91,285,000**	$ 81,289,000
Accounts payable and accrued liabilities:		
Accounts payable	**30,544,000**	32,285,000
Salaries and other personnel costs	**124,789,000**	85,987,000
Pension and other retirement plans	**96,409,000**	57,718,000
Other	**121,428,000**	91,577,000
	373,170,000	267,567,000
Deferred revenue	**294,227,000**	261,673,000
Reserve for known and incurred but not reported claims	**314,777,000**	284,607,000
Income taxes payable	**13,342,000**	–
Notes and contracts payable	**415,341,000**	219,838,000
Minority interests in consolidated subsidiaries	**130,669,000**	114,526,000
Commitments and contingencies *(Note 13)*		
Mandatorily redeemable preferred securities of the Company's subsidiary trust whose sole assets are the Company's $100,000,000 8.5% deferrable interest subordinated notes due 2012	**100,000,000**	100,000,000
Stockholders' equity:		
Preferred stock, $1 par value		
Authorized — 500,000 shares; Outstanding — None		
Common stock, $1 par value		
Authorized — 180,000,000 shares		
Outstanding — 68,694,000 and 63,887,000 shares	**68,694,000**	63,887,000
Additional paid-in capital	**271,403,000**	172,468,000
Retained earnings	**777,971,000**	628,913,000
Accumulated other comprehensive (loss) income	**(13,616,000)**	4,969,000
Total stockholders' equity	**1,104,452,000**	870,237,000
	$2,837,263,000	$2,199,737,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended December 31 2001	2000	1999
Revenues:			
Operating revenues	**$3,662,986,000**	$2,877,528,000	$2,936,196,000
Investment and other income	**87,737,000**	56,727,000	51,973,000
	3,750,723,000	2,934,255,000	2,988,169,000
Expenses:			
Salaries and other personnel costs	**1,263,451,000**	1,014,766,000	1,034,772,000
Premiums retained by agents	**960,215,000**	791,940,000	871,036,000
Other operating expenses	**853,604,000**	697,672,000	678,856,000
Provision for title losses and other claims	**180,646,000**	141,632,000	116,218,000
Depreciation and amortization	**108,348,000**	86,336,000	77,031,000
Premium taxes	**24,840,000**	22,573,000	22,897,000
Interest	**30,079,000**	25,460,000	17,387,000
	3,421,183,000	2,780,379,000	2,818,197,000
Income before income taxes, minority interests and cumulative effect of a change in accounting principle	**329,540,000**	153,876,000	169,972,000
Income taxes	**117,500,000**	54,700,000	62,300,000
Income before minority interests and cumulative effect of a change in accounting principle	**212,040,000**	99,176,000	107,672,000
Minority interests	**44,772,000**	16,953,000	19,029,000
Income before cumulative effect of a change in accounting principle	**167,268,000**	82,223,000	88,643,000
Cumulative effect of a change in accounting for tax service contracts, net of income taxes and minority interests *(Note 1)*	**–**	–	(55,640,000)
Net income	**167,268,000**	82,223,000	33,003,000
Other comprehensive (loss) income, net of tax *(Note 16)*:			
Unrealized (loss) gain on securities	**(3,852,000)**	1,880,000	(4,283,000)
Minimum pension liability adjustment	**(14,733,000)**	(1,129,000)	763,000
	(18,585,000)	751,000	(3,520,000)
Comprehensive income	**$ 148,683,000**	$ 82,974,000	$ 29,483,000
Per share amounts (Note 10):			
Basic:			
Income before cumulative effect of a change in accounting for tax service contracts	**$ 2.51**	$ 1.29	$ 1.37
Cumulative effect of a change in accounting for tax service contracts	**–**	–	(.86)
Net income	**$ 2.51**	$ 1.29	$ .51
Diluted:			
Income before cumulative effect of a change in accounting for tax service contracts	**$ 2.27**	$ 1.24	$ 1.34
Cumulative effect of a change in accounting for tax service contracts	**–**	–	(.84)
Net income	**$ 2.27**	$ 1.24	$ .50
Weighted-average common shares outstanding (Note 10):			
Basic	**66,568,000**	63,680,000	64,669,000
Diluted	**75,834,000**	66,050,000	66,351,000

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Shares	Common stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income (loss)	Total
Balance at December 31, 1998	63,120,000	$63,120,000	$ 146,624,000	$ 544,783,000	$ 7,738,000	$ 762,265,000
Net income for 1999	–	–	–	33,003,000	–	33,003,000
Cash dividends on common shares	–	–	–	(15,840,000)	–	(15,840,000)
Shares issued in connection with company acquisitions	1,398,000	1,398,000	27,195,000	–	–	28,593,000
Shares issued in connection with option, benefit and savings plans	794,000	794,000	13,789,000	–	–	14,583,000
Purchase of Company shares	(244,000)	(244,000)	(2,849,000)	–	–	(3,093,000)
Other comprehensive loss	–	–	–	–	(3,520,000)	(3,520,000)
Balance at December 31, 1999	65,068,000	65,068,000	184,759,000	561,946,000	4,218,000	815,991,000
Net income for 2000	–	–	–	82,223,000	–	82,223,000
Cash dividends on common shares	–	–	–	(15,256,000)	–	(15,256,000)
Shares issued in connection with company acquisitions	125,000	125,000	2,375,000	–	–	2,500,000
Shares issued in connection with option, benefit and savings plans	474,000	474,000	4,339,000	–	–	4,813,000
Purchase of Company shares	(1,780,000)	(1,780,000)	(19,005,000)	–	–	(20,785,000)
Other comprehensive income	–	–	–	–	751,000	751,000
Balance at December 31, 2000	63,887,000	63,887,000	172,468,000	628,913,000	4,969,000	870,237,000
Net income for 2001	**–**	**–**	**–**	**167,268,000**	**–**	**167,268,000**
Cash dividends on common shares	**–**	**–**	**–**	**(18,210,000)**	**–**	**(18,210,000)**
Shares issued in connection with company acquisitions	**3,510,000**	**3,510,000**	**79,304,000**	**–**	**–**	**82,814,000**
Shares issued in connection with option, benefit and savings plans	**1,337,000**	**1,337,000**	**20,556,000**	**–**	**–**	**21,893,000**
Purchase of Company shares	**(40,000)**	**(40,000)**	**(925,000)**	**–**	**–**	**(965,000)**
Other comprehensive loss	**–**	**–**	**–**	**–**	**(18,585,000)**	**(18,585,000)**
Balance at December 31, 2001	**68,694,000**	**$68,694,000**	**$271,403,000**	**$777,971,000**	**$(13,616,000)**	**$1,104,452,000**

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31		
	2001	**2000**	**1999**
Cash flows from operating activities:			
Net income	**$167,268,000**	$ 82,223,000	$ 33,003,000
Adjustments to reconcile net income to cash provided by operating activities:			
Provision for title losses and other claims	**180,646,000**	141,632,000	116,218,000
Depreciation and amortization	**108,348,000**	86,336,000	77,031,000
Minority interests in net income	**44,772,000**	16,953,000	19,029,000
Cumulative effect of a change in accounting principle *(Note 1)*	**–**	–	55,640,000
Investment gains	**(8,814,000)**	(6,300,000)	(5,160,000)
Other, net	**(9,996,000)**	3,040,000	(1,164,000)
Changes in assets and liabilities excluding effects of company acquisitions and noncash transactions:			
Claims paid, including assets acquired, net of recoveries	**(153,373,000)**	(135,398,000)	(119,279,000)
Net change in income tax accounts	**39,232,000**	26,447,000	(26,895,000)
(Increase) decrease in accounts and accrued income receivable	**(63,668,000)**	(16,100,000)	27,037,000
Increase (decrease) in accounts payable and accrued liabilities	**68,920,000**	(32,522,000)	1,745,000
Increase (decrease) in deferred revenue	**30,383,000**	(23,325,000)	25,189,000
Other, net	**(15,471,000)**	(1,568,000)	(29,175,000)
Cash provided by operating activities	**388,247,000**	141,418,000	173,219,000
Cash flows from investing activities:			
Net cash effect of company acquisitions/dispositions	**(18,935,000)**	(37,621,000)	(73,700,000)
Net decrease in deposits with banks	**4,427,000**	4,137,000	7,648,000
Purchases of debt and equity securities	**(188,738,000)**	(41,384,000)	(92,463,000)
Proceeds from sales of debt and equity securities	**52,147,000**	51,578,000	88,219,000
Proceeds from maturities of debt securities	**89,746,000**	15,824,000	21,789,000
Net decrease in other long-term investments	**13,025,000**	2,148,000	6,797,000
Net increase in loans receivable	**(9,812,000)**	(7,114,000)	(15,303,000)
Capital expenditures	**(141,804,000)**	(158,466,000)	(212,588,000)
Net proceeds from sale of property and equipment	**4,299,000**	35,940,000	86,037,000
Cash used for investing activities	**(195,645,000)**	(134,958,000)	(183,564,000)
Cash flows from financing activities:			
Net increase in demand deposits	**9,996,000**	446,000	13,439,000
Proceeds from issuance of notes	**212,717,000**	3,340,000	–
Repayment of debt	**(34,235,000)**	(25,401,000)	(14,897,000)
Purchase of Company shares	**(965,000)**	(20,785,000)	(3,093,000)
Proceeds from exercise of stock options	**10,566,000**	3,560,000	4,350,000
Proceeds from issuance of stock to employee benefit plans	**160,000**	–	4,794,000
Contributions from minority shareholders	**–**	4,500,000	–
Distributions to minority shareholders	**(28,296,000)**	(5,969,000)	(9,691,000)
Cash dividends	**(18,210,000)**	(15,256,000)	(15,840,000)
Cash provided by (used for) financing activities	**151,733,000**	(55,565,000)	(20,938,000)
Net increase (decrease) in cash and cash equivalents	**344,335,000**	(49,105,000)	(31,283,000)
Cash and cash equivalents — Beginning of year	**300,905,000**	350,010,000	381,293,000
Cash and cash equivalents — End of year	**$645,240,000**	$300,905,000	$350,010,000
Supplemental information:			
Cash paid during the year for:			
Interest	**$ 28,323,000**	$ 24,618,000	$ 19,454,000
Premium taxes	**$ 20,349,000**	$ 22,867,000	$ 27,527,000
Income taxes	**$ 93,361,000**	$ 38,842,000	$ 91,926,000
Noncash investing and financing activities:			
Shares issued for benefits plans	**$ 11,167,000**	$ 1,253,000	$ 5,439,000
Company acquisitions in exchange for common stock	**$ 82,814,000**	$ 2,500,000	$ 26,638,000
Purchase of minority interest	**$ 1,322,000**	$ 12,804,000	$ 1,955,000
Liabilities in connection with company acquisitions	**$ 34,596,000**	$ 61,149,000	$ 96,305,000

See notes to consolidated financial statements.

notes to consolidated financial statements

NOTE 1

Description of the Company:

The First American Corporation (the Company), through its subsidiaries, is engaged in the business of providing business information and related products and services. The Company's three primary business segments are title insurance and services, real estate information and services and consumer information and services. The title insurance segment issues residential and commercial title insurance policies, provides escrow services, equity loan services, tax-deferred exchanges and other related products. The real estate information segment provides tax monitoring, mortgage credit reporting, property database services, flood certification, default management services, mortgage loan servicing systems, mortgage document preparation and other real estate-related services. The consumer information segment provides home warranties, property and casualty insurance, resident screening, pre-employment screening, substance abuse management and testing, specialized credit reporting, automotive insurance tracking and other services, investment advisory and trust and thrift services.

Significant Accounting Policies:

Principles of consolidation

The consolidated financial statements include the accounts of The First American Corporation and all majority-owned subsidiaries. All significant intercompany transactions and balances have been eliminated. Certain 2000 amounts have been reclassified to conform with the 2001 presentation.

Cash equivalents

The Company considers cash equivalents to be all short-term investments that have an initial maturity of 90 days or less and are not restricted for statutory deposit or premium reserve requirements. The carrying amount for cash equivalents is a reasonable estimate of fair value due to the short-term maturity of these investments.

Investments

Deposits with savings and loan associations and banks are short-term investments with initial maturities of more than 90 days. The carrying amount of these investments is a reasonable estimate of fair value due to their short-term nature.

Debt securities are carried at fair value and consist primarily of investments in obligations of the United States Treasury, various corporations and certain state and political subdivisions.

Equity securities are carried at fair value and consist primarily of investments in marketable common stocks of corporate entities in which the Company's ownership does not exceed 20.0%.

Other long-term investments consist primarily of investments in affiliates, which are accounted for under the equity method of accounting; and notes receivable, which are carried at the lower of cost or fair value less costs to sell.

The Company classifies its debt and equity securities portfolio as available-for-sale and, accordingly, includes unrealized gains and losses, net of related tax effects, as a component of other comprehensive income. Realized gains and losses on investments are determined using the specific-identification method.

Property and equipment

Furniture and equipment includes computer software acquired and developed for internal use and for use with the Company's products. Software development costs are capitalized from the time technological feasibility is established until the software is ready for use.

Effective January 1, 1999, the Company adopted Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" ("SOP 98-1"). SOP 98-1 requires the Company to capitalize interest costs incurred and certain payroll-related costs of employees directly associated with developing software, in addition to incremental payments to third parties. The adoption of SOP 98-1 did not have a material effect on the Company's financial condition or results of operations.

Depreciation on buildings and on furniture and equipment is computed using the straight-line method over estimated useful lives of 25 to 45 and 3 to 10 years, respectively. Capitalized software costs are amortized using the straight-line method over estimated useful lives of 3 to 10 years.

Title plants and other indexes

Title plants and other indexes are carried at original cost. The costs of daily maintenance (updating) of these plants and other indexes are charged to expense as incurred. Because properly maintained title plants and other indexes have indefinite lives and do not diminish in value with the passage of time, no provision has been made for depreciation.

Assets acquired in connection with claim settlements

In connection with settlement of title insurance and other claims, the Company sometimes purchases mortgages, deeds of trust, real property or judgment liens. These assets, sometimes referred to as "salvage assets," are carried at the lower of cost or fair value less costs to sell and are included in "Other assets" in the Company's consolidated balance sheets. The balance for these assets was $29.4 million and $27.8 million at December 31, 2001 and 2000, respectively.

Goodwill and other intangibles

Goodwill recognized in business combinations is amortized over its estimated useful life ranging from 10 to 40 years. Other intangibles, which include customer lists and covenants not to compete, are amortized over their estimated useful lives, ranging from 3 to 20 years. The Company periodically evaluates the amortization period assigned to each intangible asset to ensure that there have not been any events or circumstances that warrant revised estimates of useful lives.

On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS 141"). This statement addresses financial accounting and reporting for business combinations and supercedes Accounting Principles Board ("APB") Opinion No. 16, "Business Combinations." All business combinations in the scope of SFAS 141 are to be accounted for using the purchase method of accounting. The provisions of SFAS 141 apply to all business combinations initiated or closed after June 30, 2001. Management of the Company anticipates that the adoption of SFAS 141 will not have a material effect on the Company's financial condition or results of operations.

On July 20, 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). This statement addresses financial accounting and reporting for goodwill and other intangibles and supercedes APB Opinion No. 17, "Intangible Assets." SFAS 142 addresses how goodwill and other intangible assets should be accounted for in the financial statements. Goodwill and intangible assets that have indefinite lives will not be amortized, but rather will be tested at least annually for impairment. Intangible assets that have finite lives will continue to be amortized over their useful lives. The provisions of SFAS 142 are required to be applied starting with fiscal years beginning after December 15, 2001, and apply to all goodwill and other intangible assets recognized in the financial statements at that date. Goodwill and intangible assets acquired after June 30, 2001, were subject immediately to nonamortization and amortization provisions of SFAS 142. Management is in the process of assessing the impact of implementing the impairment provision of SFAS 142 on the Company's financial condition or results of operations. Management estimates that the adoption of the nonamortization provision of SFAS 142 will increase income before income taxes and minority interests in 2002 by $18.0 million, or $0.17 per diluted share, excluding the effects of impairment, if any.

Impairment of goodwill, loans receivable and other long-lived assets

The Company periodically reviews the carrying value of goodwill, loans receivable and other long-lived assets for impairment when events or circumstances warrant such a review.

To the extent that the undiscounted cash flows related to the businesses underlying the goodwill are less than the carrying value of the related goodwill, such goodwill will be reduced to fair value.

A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Impaired loans receivable are measured at the present value of expected future cash flows discounted at the loan's effective interest rate. As a practical expedient, the loan may be valued based on its observable market price or the fair value of the collateral, if the loan is collateral-dependent.

To the extent that the undiscounted cash flows related to other long-lived assets are less than the assets' carrying value, the carrying value of such assets is reduced to the assets' fair value.

Reserve for known and incurred but not reported claims

The Company provides for title insurance losses based upon its historical experience by a charge to expense when the related premium revenue is recognized. Title insurance losses and other claims associated with ceded reinsurance are provided for as the Company remains contingently liable in the event that the reinsurer does not satisfy its obligations. The reserve for known and incurred but not reported claims reflects management's best estimate of the total costs required to settle all claims reported to the Company and claims incurred but not reported. The process applied to estimated claim costs is subject to many variables, including changes and trends in the type of title insurance policies issued, the real estate market and the interest rate environment. It is reasonably possible that a change in the estimate will occur in the future.

The Company provides for claims losses relating to its home warranty and property and casualty insurance businesses based on the average cost per claim as applied to the total of new claims incurred. The average cost per home warranty claim is calculated using the average of the most recent 12 months of claims experience. The average cost per property and casualty insurance claim is calculated using historical claims experience.

Operating revenues

Title Insurance — Title premiums on policies issued directly by the Company are recognized on the effective date of the title policy and escrow fees are recorded upon close of the escrow. Revenues from title policies issued by independent agents are recorded when notice of issuance is received from the agent.

Real Estate Information — In December 1999, the Company adopted Staff Accounting Bulletin No. 101 (SAB), "Revenue Recognition in Financial Statements." The SAB, which became effective January 1, 1999, applies to the Company's tax service operations and requires the deferral of the tax service fee and the recognition of that fee as revenue ratably over the expected service period. The amortization rates applied to recognize the revenues assume a 10-year contract life and are adjusted to reflect prepayments. The Company reviews its tax service contract portfolio quarterly to determine if there have been changes in contract lives and/or changes in the number and/or timing of prepayments. Accordingly, the Company may adjust the rates to reflect current trends. The SAB finalized a series of changes instituted by the Securities and Exchange Commission concerning revenue recognition policies. As a result of adopting the SAB, in 1999, the Company reported a charge of $55.6 million, net of income taxes and minority interests, as a cumulative change in accounting principle and reduced net income by $10.9 million, or $0.16 per diluted share. During the year ended December 31, 2001, the Company recognized $18.2 million in revenues that were included in the cumulative effect adjustment. Revenues earned by the other products in the real estate information segment are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Consumer Information — Revenues from home warranty contracts are recognized ratably over the 12-month duration of the contracts. Revenues from property and casualty insurance policies are recognized ratably over the 12-month duration of the policies. Interest on loans with the Company's thrift subsidiary is recognized on the outstanding principal balance on the accrual basis. Loan origination fees and related direct loan origination costs are deferred and recognized over the life of the loan. Revenues earned by the other products in the consumer information segment are recognized at the time of delivery, as the Company has no significant ongoing obligation after delivery.

Premium taxes

Title insurance, property and casualty insurance and home warranty companies, like other types of insurers, are generally not subject to state income or franchise taxes. However, in lieu thereof, most states impose a tax based primarily on insurance premiums written. This premium tax is reported as a separate line item in the consolidated statements of income in order to provide a more meaningful disclosure of the taxation of the Company.

Income taxes

Taxes are based on income for financial reporting purposes and include deferred taxes applicable to temporary differences between the financial statement carrying amount and the tax basis of certain of the Company's assets and liabilities.

Earnings per share

Basic earnings per share are computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding. The computation of diluted earnings per share is similar to the computation of basic earnings per share, except that the weighted-average number of common shares outstanding is increased to include the number of additional common shares that would have been outstanding if potential dilutive common shares had been issued.

Risk of real estate market

Real estate activity is cyclical in nature and is affected greatly by the cost and availability of long-term mortgage funds. Real estate activity and, in turn, the majority of the Company's revenues can be adversely affected during periods of high interest rates and/or limited money supply.

Use of estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the statements. Actual results could differ from the estimates and assumptions used.

Fiduciary assets and liabilities

Assets and liabilities of the trusts and escrows administered by the Company are not included in the consolidated balance sheets.

NOTE 2

Statutory Restrictions on Investments and Stockholders' Equity:

Investments carried at $18.1 million were on deposit with state treasurers in accordance with statutory requirements for the protection of policyholders at December 31, 2001.

Pursuant to insurance and other regulations of the various states in which the Company's insurance subsidiaries operate, the amount of dividends, loans and advances available to the Company is limited, principally for the protection of policyholders. Under such statutory regulations, the maximum amount of dividends, loans and advances available to the Company from its insurance subsidiaries in 2002 is $197.7 million.

The Company's title insurance subsidiary, First American Title Insurance Company, maintained statutory capital and surplus of $534.2 million and $406.8 million at December 31, 2001 and 2000, respectively. Statutory net income for the years ended December 31, 2001, 2000 and 1999 was $118.7 million, $54.8 million and $71.2 million, respectively.

The National Association of Insurance Commissioners has established certain new statutory accounting practices, which became effective January 1, 2001. Adoption of the new practices did not have a material impact on the Company's statutory financial condition or results of operations.

NOTE 3

Debt and Equity Securities:

The amortized cost and estimated fair value of investments in debt securities are as follows:

(in thousands)	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2001				
U.S. Treasury securities	**$ 30,665**	**$1,525**	**$ (111)**	**$ 32,079**
Corporate securities	**142,476**	**3,352**	**(1,161)**	**144,667**
Obligations of states and political subdivisions	**38,904**	**631**	**(175)**	**39,360**
Mortgage-backed securities	**40,859**	**120**	**(40)**	**40,939**
	$252,904	**$5,628**	**$(1,487)**	**$257,045**
December 31, 2000				
U.S. Treasury securities	$ 39,133	$1,303	$ (46)	$ 40,390
Corporate securities	112,715	762	(1,319)	112,158
Obligations of states and political subdivisions	30,700	476	(160)	31,016
Mortgage-backed securities	26,354	27	(538)	25,843
	$208,902	$2,568	$(2,063)	$209,407

The amortized cost and estimated fair value of debt securities at December 31, 2001, by contractual maturities, are as follows:

(in thousands)	Amortized cost	Estimated fair value
Due in one year or less	$ 32,556	$ 32,889
Due after one year through five years	80,356	82,406
Due after five years through ten years	71,671	73,297
Due after ten years	27,462	27,514
	212,045	216,106
Mortgage-backed securities	40,859	40,939
	$252,904	$257,045

The cost and estimated fair value of investments in equity securities are as follows:

(in thousands)	Cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
December 31, 2001				
Preferred stock:				
Other	**$ 3,965**	**$ 23**	**$ (221)**	**$ 3,767**
Common stocks:				
Corporate securities	**47,947**	**10,433**	**(10,253)**	**48,127**
Other	**108**	**12**	**–**	**120**
	$52,020	**$10,468**	**$(10,474)**	**$52,014**
December 31, 2000				
Preferred stock:				
Other	$ 4,064	$ 17	$ (417)	$ 3,664
Common stocks:				
Corporate securities	44,842	14,711	(4,862)	54,691
Other	256	109	–	365
	$49,162	$14,837	$ (5,279)	$58,720

The fair value of debt and equity securities was estimated using quoted market prices. Sales of debt and equity securities resulted in realized gains of $0.6 million, $2.2 million and $3.5 million; and realized losses of $0.6 million, $4.8 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 4

Loans Receivable:

Loans receivable are summarized as follows:

(in thousands)	December 31 2001	December 31 2000
Real estate — mortgage	**$107,799**	$97,080
Other	**42**	59
	107,841	97,139
Unearned income on lease contracts	**(6)**	(8)
Allowance for loan losses	**(1,050)**	(1,020)
Participations sold	**(2,340)**	(1,439)
Deferred loan fees, net	**(181)**	(220)
	$104,264	$94,452

Real estate loans are collateralized by properties located primarily in Southern California. The average yield on the Company's loan portfolio was 10% for the years ended December 31, 2001 and 2000. Average yields are affected by amortization of discounts on loans purchased from other institutions, prepayment penalties recorded as income, loan fees amortized to income and the market interest rates charged by thrift and loan institutions.

The fair value of loans receivable was $104.3 million and $94.6 million at December 31, 2001 and 2000, respectively, and was estimated based on the discounted value of the future cash flows using the current rates being offered for loans with similar terms to borrowers of similar credit quality.

The allowance for loan losses is maintained at a level that is considered appropriate by management to provide for known risks in the portfolio.

The aggregate annual maturities for loans receivable in each of the five years after December 31, 2001, are as follows:

(in thousands)	Year	
	2002	$2,584
	2003	$1,818
	2004	$1,020
	2005	$ 456
	2006	$3,596

NOTE 5

Demand Deposits:

Passbook and investment certificate accounts are summarized as follows:

	December 31	
(in thousands, except percentages)	**2001**	2000
Passbook accounts	**$15,292**	$11,243
Certificate accounts:		
Less than one year	**51,351**	54,381
One to five years	**24,642**	15,665
	75,993	70,046
	$91,285	$81,289
Annualized interest rates:		
Passbook accounts	**3%–6%**	5%–6%
Certificate accounts	**3%–8%**	5%–8%

The carrying value of the passbook accounts approximates fair value due to the short-term nature of this liability. The fair value of investment certificate accounts was $77.0 million and $69.9 million at December 31, 2001 and 2000, respectively, and was estimated based on the discounted value of future cash flows using a discount rate approximating current market for similar liabilities.

NOTE 6

Reserve for Known and Incurred But Not Reported Claims:

Activity in the reserve for known and incurred but not reported claims is summarized as follows:

	December 31		
(in thousands)	**2001**	2000	1999
Balance at beginning of year	**$284,607**	$273,724	$272,921
Provision related to:			
Current year	**181,346**	144,103	122,311
Prior years	**(700)**	(2,471)	(6,093)
	180,646	141,632	116,218
Payments related to:			
Current year	**90,442**	70,985	58,915
Prior years	**61,079**	63,235	54,029
	151,521	134,220	112,944
Other	**1,045**	3,471	(2,471)
Balance at end of year	**$314,777**	$284,607	$273,724

"Other" primarily represents reclassifications to the reserve for assets acquired in connection with claim settlements and purchase accounting adjustments related to company acquisitions. Claims activity associated with reinsurance is not material and, therefore, not presented separately. "Payments related to current year" include $69.1 million, $61.0 million and $51.3 million in 2001, 2000 and 1999, respectively, that relate to the Company's nontitle insurance operations.

NOTE 7

Notes and Contracts Payable:

	December 31	
(in thousands)	**2001**	2000
4.5% senior convertible debentures, due April 2008	**$210,000**	–
7.55% senior debentures, due April 2028	**99,522**	$ 99,504
Other notes and contracts payable with maturities through 2009, average rate of 7.0%	**105,819**	120,334
	$415,341	$219,838

In April 2001, the Company sold $210.0 million of 4.5% senior convertible debentures due 2008. The debentures are convertible into common shares of the Company at $28 per share. The Company may redeem some or all of the senior convertible debentures at any time on or after April 15, 2004. The Company has also issued debt that is convertible into shares of its common stock to finance certain acquisitions. This debt, which is included in "Other notes and contracts payable," is convertible at the option of each note holder at a conversion price of $30 per share. The balance of this convertible debt was $33.4 million and $29.8 million at December 31, 2001 and 2000, respectively.

In October 2001, the Company entered into a credit agreement that provides for a $200.0 million line of credit. This agreement supercedes the Company's prior credit agreements that were due to expire in July 2002. Under the terms of the credit agreement, the Company is required to maintain minimum levels of capital and earnings and meet predetermined debt-to-capitalization ratios. The line of credit remains in effect until October 2006 and was unused at December 31, 2001.

The aggregate annual maturities for notes and contracts payable in each of the five years after December 31, 2001, are as follows:

(in thousands)	Year	
	2002	$26,589
	2003	$26,063
	2004	$19,660
	2005	$12,138
	2006	$ 9,480

The fair value of notes and contracts payable was $426.6 million and $223.8 million at December 31, 2001 and 2000, respectively, and was estimated based on the current rates offered to the Company for debt of the same remaining maturities. The weighted-average interest rate for the Company's notes and contracts payable was 6.0% and 8.0% at December 31, 2001 and 2000, respectively.

NOTE 8

Investment and Other Income:

The components of investment and other income are as follows:

(in thousands)	2001	2000	1999
Interest:			
Cash equivalents and deposits with savings and loan associations and banks	**$15,837**	$14,319	$11,921
Debt securities	**17,118**	16,426	15,199
Other long-term investments	**11,826**	10,238	5,163
	44,781	40,983	32,283
Investment gain	**8,814**	6,300	5,160
Dividends on marketable equity securities	**1,504**	671	630
Equity in earnings of unconsolidated affiliates	**25,013**	1,589	3,553
Net (loss) gain on sales of debt and equity securities	**(47)**	(2,598)	1,854
Other	**7,672**	9,782	8,493
	$87,737	$56,727	$51,973

NOTE 9

Income Taxes:

Income taxes are summarized as follows:

(in thousands)	2001	2000	1999
Current:			
Federal	**$101,665**	$20,906	$51,237
State	**9,181**	3,290	7,183
Foreign	**2,136**	1,540	–
	112,982	25,736	58,420
Deferred:			
Federal	**3,526**	26,204	3,260
State	**992**	2,760	620
	4,518	28,964	3,880
	$117,500	$54,700	$62,300

Income taxes differ from the amounts computed by applying the federal income tax rate of 35.0%. A reconciliation of this difference is as follows:

(in thousands)	2001	2000	1999
Taxes calculated at federal rate	**$ 99,669**	$47,923	$52,830
Tax exempt interest income	**(1,291)**	(908)	(1,367)
Tax effect of minority interests	**1,146**	823	826
State taxes, net of federal benefit	**7,430**	3,936	5,071
Exclusion of certain meals and entertainment expenses	**4,661**	4,040	4,519
Other items, net	**5,885**	(1,114)	421
	$117,500	$54,700	$62,300

The primary components of temporary differences that give rise to the Company's net deferred tax asset are as follows:

	December 31	
(in thousands)	2001	2000
Deferred tax assets:		
Deferred revenue	**$75,490**	$ 64,584
Employee benefits	**34,127**	25,948
Bad debt reserves	**12,901**	8,822
Loss reserve	**11,876**	10,284
Accumulated other comprehensive income	**7,332**	(2,676)
Other	**9,932**	7,066
	151,658	114,028
Deferred tax liabilities:		
Depreciable and amortizable assets	**80,491**	60,486
Investment gain	**17,072**	13,300
Claims and related salvage	**28,353**	24,632
State tax	**1,468**	2,038
Other	**2,053**	2,053
	129,437	102,509
Net deferred tax asset	**$22,221**	$ 11,519

For the year 2001, domestic and foreign pretax income from continuing operations was $278.3 million and $6.5 million, respectively.

The exercise of stock options represents a tax benefit and has been reflected as a reduction of taxes payable and an increase to the additional paid-in capital account. The benefits recorded were $2.6 million, $1.0 million and $0.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001, the Company had various foreign net operating loss carry forwards totaling approximately $4.0 million, which carry forward indefinitely.

NOTE 10

Earnings Per Share:

The Company's potential dilutive shares are stock options and convertible debt. Stock options are reflected in diluted earnings per share by application of the treasury-stock method and convertible debt is reflected in diluted earnings per share by application of the if-converted method. A reconciliation of net income and weighted-average shares outstanding is as follows:

(in thousands, except per share amounts)	2001	2000	1999
Numerator:			
Net income — numerator for basic net income per share	**$167,268**	$82,223	$ 33,003
Effect of dilutive securities:			
Convertible debt — interest expense (net of tax)	**5,247**	–	–
Numerator for diluted net income per share	**$172,515**	$82,223	$ 33,003
Denominator:			
Weighted-average shares — denominator for basic net income per share	**66,568**	63,680	64,669
Effect of dilutive securities:			
Employee stock options	**3,073**	2,370	1,682
Convertible debt	**6,193**	–	–
Denominator for diluted net income per share	**75,834**	66,050	66,351
Net income per share:			
Basic	**$ 2.51**	$ 1.29	$ .51
Diluted	**$ 2.27**	$ 1.24	$ .50

For the three years ended December 31, 2001, 2.8 million, 4.5 million and 3.7 million options, respectively, were excluded from the weighted-average diluted common shares outstanding due to their antidilutive effect.

NOTE 11

Employee Benefit Plans:

The Company has pension and other retirement benefit plans covering substantially all employees. The Company's principal pension plan is a noncontributory, qualified, defined benefit plan with benefits based on the employee's years of service and the highest five consecutive years' compensation during the last ten years of employment. The Company's policy is to fund all accrued pension costs. Contributions are intended to provide not only for benefits attributable to past service, but also for those benefits expected to be earned in the future. The Company also has nonqualified, unfunded supplemental benefit plans covering certain key management personnel. Benefits under these plans are intended to be funded with proceeds from life insurance policies purchased by the Company on the lives of the executives. In December 2000, the Company amended its principal pension plan and certain other retirement plans. The primary impact of the amendment was to reduce future benefits accrued by employees by limiting credit for pay increases through December 31, 2001, and by limiting credit for years of service through December 31, 2005. As a result of amending the plans, the Company reduced its pension expense in 2000 by $5.0 million, recognized a one-time benefit of $34.3 million and will record reduced employee benefit expense in subsequent years.

Net periodic pension cost for the Company's pension and other retirement benefit plans includes the following components:

(in thousands)	2001	2000	1999
Expense:			
Service cost	**$17,015**	$23,082	$23,726
Interest cost	**15,737**	17,110	15,376
Actual return on plan assets	**(15,926)**	(15,379)	(11,751)
Amortization of net transition obligation	**309**	309	309
Amortization of prior service cost	**(3,632)**	144	143
Amortization of net loss	**742**	783	1,746
Curtailment gain	–	(34,291)	–
	$14,245	$ (8,242)	$29,549

A reconciliation of benefit obligations, plan assets and funded status of the plans is as follows:

	December 31			
(in thousands)	2001		2000	
	Funded pension plans	Unfunded supplemental benefit plans	Funded pension plans	Unfunded supplemental benefit plans
Change in benefit obligation:				
Benefit obligation at beginning of year	**$158,157**	**$52,289**	$188,175	$ 41,576
Service costs	**14,928**	**2,087**	21,418	1,664
Interest costs	**11,653**	**4,084**	13,542	3,568
Plan amendments	**–**	**–**	(53,348)	2,100
Actuarial losses (gains)	**8,651**	**3,470**	(3,324)	5,471
Benefits paid	**(10,203)**	**(2,537)**	(8,306)	(2,090)
Projected benefit obligation at end of year	**183,186**	**59,393**	158,157	52,289
Change in plan assets:				
Plan assets at fair value at beginning of year	**159,123**	**–**	152,010	–
Actual return on plan assets	**(11,060)**	**–**	3,161	–
Company contributions	**779**	**2,537**	12,258	2,090
Benefits paid	**(10,203)**	**(2,537)**	(8,306)	(2,090)
Plan assets at fair value at end of year	**138,639**	**–**	159,123	–
Reconciliation of funded status:				
Funded status of the plans	**(44,547)**	**(59,393)**	966	(52,289)
Unrecognized net actuarial loss	**45,227**	**17,214**	9,637	14,486
Unrecognized prior service cost	**(13,789)**	**1,193**	(17,795)	1,566
Unrecognized net transition (asset) obligation	**(50)**	**–**	(101)	360
Accrued pension cost	**(13,159)**	**(40,986)**	(7,293)	(35,877)
Amounts recognized in the consolidated financial statements consist of:				
Accrued benefit liability	**(35,213)**	**(45,172)**	(7,293)	(40,222)
Intangible asset	**(37)**	**1,193**	–	1,926
Minimum pension liability adjustment	**22,091**	**2,993**	–	2,419
	$(13,159)	**$(40,986)**	$ (7,293)	$(35,877)

The rate of increase in future compensation levels for the plans of 4.5% and the weighted-average discount rates of 7.25% and 7.5%, respectively, were used in determining the actuarial present value of the projected benefit obligation at December 31, 2001 and 2000. The majority of pension plan assets are invested in U.S. government securities, time deposits and common stocks with a projected long-term rate of return of 10.0% at December 31, 2001 and 2000.

The Company's principal profit-sharing plan was amended effective January 1, 1995, to discontinue future contributions. The plan holds 5,089,000 and 5,393,000 shares of the Company's common stock, representing 7.4% and 8.4% of the total shares outstanding at December 31, 2001 and 2000, respectively.

The Company also has a Stock Bonus Plan (the "Plan") for key employees pursuant to which 9,000, 21,000 and 154,000 common shares were issued in 2001, 2000 and 1999, respectively, resulting in a charge to operations of $0.3 million, $0.2 million and $3.4 million, respectively. The Plan, as amended December 9, 1992, provides that a total of up to 1,350,000 common shares may be awarded in any one year.

Effective January 1, 1995, the Company adopted The First American Corporation 401(k) Savings Plan (the "Savings Plan"), which is available to substantially all employees. The Savings Plan allows for employee-elective contributions up to the maximum deductible amount as determined by the Internal Revenue Code. The Company makes contributions to the Savings Plan based on profitability, as well as contributions of the participants. The Company's expense related to the Savings Plan amounted to $16.0 million, $9.2 million and $13.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

In December 2001, the Company established an employee stock purchase plan under which eligible employees may purchase common stock of the Company at 85% of the closing price on the last day of each month. There were 17,000 shares issued in connection with the plan in 2001. At December 31, 2001, there were 2,983,000 shares reserved for future issuances.

NOTE 12

Stock Option Plans:

On April 24, 1996, the Company implemented The First American Corporation 1996 Stock Option Plan (the "Stock Option Plan"). Under the Stock Option Plan, options are granted to certain employees to purchase the Company's common stock at a price no less than the market value of the shares on the date of the grant. The maximum number of shares that may be subject to options is 11,625,000. Currently, outstanding options become exercisable one to five years, and expire ten years from the grant date. On April 24, 1997, the Company implemented The First American Corporation 1997 Directors' Stock Plan (the "Directors' Plan"). The Directors' Plan is similar to the employees' Stock Option Plan, except that the maximum number of shares that may be subject to options is 1,800,000 and the maximum number of shares that may be purchased pursuant to options granted shall not exceed 6,750 shares during any consecutive 12-month period.

In May 2001, in connection with the purchase of Credit Management Solutions, Inc. (CMSI), the Company adjusted the outstanding CMSI stock options to substitute common shares of the Company for the shares of CMSI that were issuable upon exercise of those options. The shares and exercise price for the CMSI options were adjusted by an exchange factor, with the result being that the CMSI options became exercisable with respect to 900,000 common shares of the Company at exercise prices ranging from $3.96 to $43.58.

In May 1999, in connection with the Company's business combination with National Information Group (NAIG), which was accounted for under the pooling-of-interests method of accounting, the Company adjusted the outstanding NAIG stock options to substitute common shares of the Company for the shares of NAIG that were issuable upon exercise of those options. At December 31, 2001, 72,293 common shares of the Company were issuable pursuant to exercise of the remaining outstanding adjusted NAIG options with exercise prices ranging from $7.65 to $21.27.

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"). In accounting for its plan, the Company, as allowable under the provisions of SFAS No. 123, applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." As a result of this election, the Company does not recognize compensation expense for its stock option plans. Had the Company determined compensation cost based on the fair value for its stock options at grant date, as set forth under SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts as follows:

(in thousands, except per share amounts)	2001	2000	1999
Net income:			
As reported	$167,268	$82,223	$33,003
Pro forma	$157,609	$72,259	$25,341
Earnings per share:			
As reported			
Basic	$ 2.51	$ 1.29	$ .51
Diluted	$ 2.27	$ 1.24	$ .50
Pro forma			
Basic	$ 2.37	$ 1.13	$ .39
Diluted	$ 2.08	$ 1.08	$ .38

The fair value of each option grant is estimated at the grant date using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001, 2000 and 1999, respectively; dividend yield of 1.4%, 2.1% and 1.5%; expected volatility of 53.6%, 51.4% and 39.6%; risk-free interest rate of 5.4%, 5.2% and 5.8%; and expected life of eight years, nine years and seven years.

Transactions involving stock options are summarized as follows:

(in thousands, except weighted-average exercise price)	Number outstanding	Weighted-average exercise price
Balance at December 31, 1998	6,907	$16.94
Granted during 1999	224	$17.23
Exercised during 1999	(453)	$ 8.54
Forfeited during 1999	(400)	$18.61
Balance at December 31, 1999	6,278	$17.37
Granted during 2000	4,509	$12.19
Exercised during 2000	(448)	$ 8.78
Forfeited during 2000	(541)	$16.36
Balance at December 31, 2000	9,798	$15.45
Granted during 2001	**1,288**	**$18.82**
Exercised during 2001	**(1,009)**	**$11.17**
Forfeited during 2001	**(371)**	**$18.88**
Balance at December 31, 2001	**9,706**	**$16.22**

Stock options outstanding and exercisable at December 31, 2001, are summarized as follows:

(options in thousands)	Outstanding			Exercisable	
Range of exercise prices	Options	Average life (years)[a]	Weighted-average exercise price	Options	Weighted-average exercise price
$ 3.96 – $ 8.95	**1,137**	**4.4**	**$ 5.81**	**1,129**	**$ 5.80**
$ 8.96 – $13.95	**3,436**	**8.1**	**$10.81**	**626**	**$10.96**
$13.96 – $20.95	**1,559**	**7.4**	**$17.59**	**811**	**$17.35**
$20.96 – $43.58	**3,574**	**6.5**	**$24.13**	**2,048**	**$24.09**
$ 3.96 – $43.58	**9,706**	**7.0**	**$16.22**	**4,614**	**$16.65**

[a] *Average contractual life remaining in years.*

NOTE 13

Commitments and Contingencies:

The Company leases certain office facilities, automobiles and equipment under operating leases, which, for the most part, are renewable. The majority of these leases also provide that the Company will pay insurance and taxes. In December 2000, the Company's subsidiary, First American Real Estate Information Services, Inc. and, in 1999, the Company entered into sale-leaseback agreements with regard to certain furniture and equipment with a net book value of $30.7 million and $65.7 million, respectively. Proceeds from the sales, which amounted to $33.8 million and $80.1 million and gains of $3.1 million and $14.4 million for the years ended December 31, 2000 and 1999, respectively, have been included in "Deferred revenue" and will be amortized over the life of the lease. Under the agreements, the Company's subsidiary and the Company agreed to lease the equipment for three to five years with minimum annual lease payments of $5.0 million and $15.2 million, respectively. At the end of the term of the lease, the Company has the option to acquire the equipment or return it to the lessor.

Future minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001, are as follows:

(in thousands)	Year	
	2002	$116,449
	2003	100,024
	2004	73,566
	2005	56,933
	2006	39,923
	Later years	72,959
		$459,854

Total rental expense for all operating leases and month-to-month rentals was $162.5 million, $144.7 million and $126.3 million for the years ended December 31, 2001, 2000 and 1999, respectively.

NOTE 14

Mandatorily Redeemable Preferred Securities:

On April 22, 1997, the Company issued and sold $100.0 million of 8.5% trust preferred securities, due in 2012, through its wholly owned subsidiary, First American Capital Trust. In connection with the subsidiary's issuance of the preferred securities, the Company issued to the subsidiary trust 8.5% subordinated interest notes, due in 2012. The sole assets of the subsidiary are, and will be, the subordinated interest notes. The Company's obligations under the subordinated interest notes and related agreements, taken together, constitute a full and unconditional guarantee by the Company of the subsidiary's obligations under the preferred securities. Distributions payable on the securities are included as interest expense in the Company's consolidated income statements.

NOTE 15

Stockholders' Equity:

In December 1999, the Company announced plans to repurchase up to 5.0% of its then issued and outstanding shares. This plan was subsequently terminated in December

2000, at which time the Company had repurchased and retired 1,754,000 of its issued and outstanding shares.

On October 23, 1997, the Company adopted a Shareholder Rights Plan (the "Rights Plan"). Under the Rights Plan, after the close of business on November 15, 1997, each holder of the Company's common shares received a dividend distribution of one Right for each common share held. Each Right entitles the holder thereof to buy a preferred share fraction equal to 1/100,000 of a share of Series A Junior Participating Preferred Shares of the Company at an exercise price of $265 per preferred share fraction. Each fraction is designed to be equivalent in voting and dividend rights to one common share.

The Rights will be exercisable and will trade separately from the common shares only if a person or group, with certain exceptions, acquires beneficial ownership of 15.0% or more of the Company's common shares or commences a tender or exchange offer that would result in such person or group beneficially owning 15.0% or more of the common shares then outstanding. The Company may redeem the Rights at $0.001 per Right at any time prior to the occurrence of one of these events. All Rights expire on October 23, 2007.

Each Right will entitle its holder to purchase, at the Right's then-current exercise price, preferred share fractions (or other securities of the Company) having a value of twice the Right's exercise price. This amounts to the right to buy preferred share fractions of the Company at half price. Rights owned by the party triggering the exercise of Rights will be void and, therefore, will not be exercisable.

In addition, if, after any person has become a 15.0%-or-more stockholder, the Company is involved in a merger or other business combination transaction with another person in which the Company's common shares are changed or converted, or if the Company sells 50.0% or more of its assets or earning power to another person, each Right will entitle its holder to purchase, at the Right's then-current exercise price, common stock of such other person (or its parent) having a value of twice the Right's exercise price.

NOTE 16

Other Comprehensive Income:

Comprehensive income is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income.

Components of other comprehensive income are as follows:

(in thousands)	Unrealized gains on securities	Minimum pension liability adjustment	Accumulated other comprehensive income (loss)
Balance at December 31, 1998	$8,944	$ (1,206)	$ 7,738
Pretax change	(6,591)	1,175	(5,416)
Tax effect	2,308	(412)	1,896
Balance at December 31, 1999	4,661	(443)	4,218
Pretax change	2,893	(1,738)	1,155
Tax effect	(1,013)	609	(404)
Balance at December 31, 2000	6,541	(1,572)	4,969
Pretax change	**(5,928)**	**(22,665)**	**(28,593)**
Tax effect	**2,076**	**7,932**	**10,008**
Balance at December 31, 2001	**$2,689**	**$(16,305)**	**$(13,616)**

The change in unrealized gains on debt and equity securities includes reclassification adjustments of $(2.6) million and $3.7 million of net realized (losses) gains for the years ended December 31, 2000 and 1999, respectively. There were no reclassification adjustments in 2001.

NOTE 17

Litigation:

On May 19, 1999, the state of California, the controller and insurance commissioner of the state of California filed a class action suit in the state court in Sacramento. Initially, the action sought to certify as a class of defendants all title and escrow companies doing business in California from 1970 to the present, including certain of the Company's subsidiaries. The plaintiffs allege that the defendants: failed to give unclaimed property to the state of California on a timely basis; charged California home buyers and other escrow customers fees for services that were never performed or which cost less than the amount charged; and devised and carried out schemes, known as earnings credits, with financial institutions to receive interest on escrow funds deposited by defendants with financial institutions in demand deposits.

Since the initial filing of the suit, the California attorney general's office, on behalf of the state, the controller and the insurance commissioner, indicated that it would not seek to certify a class of defendants, but would instead amend its suit to name an unspecified number of title underwriters and underwritten title companies. To date, the attorney general has neither amended the suit nor, to the Company's knowledge, taken steps to progress with it, including the service of process on any party. The attorney general, however, has entered into settlement discussions with various title insurance underwriters, including certain of the Company's subsidiaries. No settlement agreements have been signed and certain material terms remain under discussion. Additionally, the attorney general has decided that all issues pertaining to escheat obligations will be dealt with through routine audits conducted by the controller's office, rather than through the litigation filed by the attorney general.

Subsequent to the filing of this lawsuit, First American Title Insurance Company, a subsidiary of the Company, was named and served as a defendant in two private class actions in California courts. The allegations in those actions include some, but not all, of the allegations contained in the lawsuit discussed above. The private class actions independently seek injunctive relief, attorneys' fees, damages and penalties in unspecified amounts. One of the private class actions has been dismissed. Counsel for the remaining class action has engaged in settlement discussions with the Company's subsidiaries in an effort to resolve the class action at the same time and on similar terms as a resolution of the action filed by the attorney general. No settlement agreements have been signed and certain material terms remain under discussion.

The Company does not believe that the ultimate resolution of these actions will have a material adverse effect on its financial condition or results of operations.

The Company is involved in numerous routine legal proceedings related to its operations. While the ultimate disposition of each proceeding is not determinable, the Company does not believe that any of such proceedings will have a material adverse effect on its financial condition or results of operations.

NOTE 18

Business Combinations:

During the year ended December 31, 2001, the Company completed 16 acquisitions, all accounted for using the purchase method of accounting. In applying the purchase method of accounting, the Company undertakes a comprehensive review of the acquired entity to ensure that all identifiable assets and liabilities are properly recorded at their fair value. In determining fair value, the Company utilizes a variety of valuation techniques, including discounted cash flow analysis and outside appraisals, to the extent necessary, given materiality and complexity. All excess purchase price is appropriately recorded as goodwill. The useful lives for all assets recorded in purchase accounting are based on market conditions, contractual terms and other appropriate factors.

Out of the 16 current-year acquisitions, the largest was Credit Management Solutions, Inc. (CMSI), a provider of credit automation software and services in a stock-for-stock transaction. As a result of the acquisition, CMSI shareholders received 0.2841 newly issued shares of the Company's common stock for each CMSI share. The Company issued 2,272,542 shares of common stock. The purchase price was allocated to the assets acquired and liabilities assumed based on the estimated fair values and $46.9 million in goodwill was recorded. CMSI is included in the Company's consumer information and services segment.

The 15 remaining acquisitions were individually not material and are included in the following business segments; 12 in the title insurance segment, 2 in the real estate information services segment and 1 in the consumer information segment. Their aggregate purchase price was $20.8 million in cash, $12.0 million in notes and 1,208,942 shares of the Company's common stock. The purchase price for each was allocated to the assets acquired and liabilities assumed based on estimated fair values and approximately $50.3 million in goodwill was recorded. Goodwill is being amortized on a straight-line basis over its estimated useful life ranging from 20 to 30 years, except as impacted by SFAS No. 142. The operating results of these acquired companies were included in the Company's consolidated financial statements from their respective acquisition dates.

Assuming all of the current year acquisitions had occurred January 1, 2000, pro forma revenues, net income and net income per diluted share would have been $3.79 billion, $164.9 million and $2.13, respectively, for the year ended December 31, 2001; and $3.01 billion, $80.7 million and $1.16, respectively, for the year ended December 31, 2000. All pro forma results include amortization of goodwill and interest expense on acquisition debt. The pro forma results are not necessarily indicative of the operating results that would have been obtained had the acquisitions occurred at the beginning of the periods presented, nor are they necessarily indicative of future operating results.

On July 31, 2000, the Company combined its Smart Title Solutions™ division, which it acquired in the 1998 business combination transaction with Experian, with the Datatrace division of LandAmerica Financial Group, Inc. The combined entity, Data Trace Information Services, is a provider of advanced title information delivery systems. The Company treated this transaction as an acquisition of the assets and liabilities of the Datatrace division in consideration for a 20% interest in its Smart Title Solutions division. The operating results of the combined entities are included in the Company's consolidated financial statements commencing July 31, 2000.

On August 2, 2000, the Company combined its First American Real Estate Solutions (RES) division, which it acquired in the 1998 business combination transaction with Experian, with the Intellitech real estate information business of Transamerica Corporation, to form a new entity, First American Real Estate Solutions, L.P. This joint venture, is a provider of property characteristic information, supplying data and decision-support products to the real estate and mortgage finance industries. The Company treated this transaction as an acquisition of the assets and liabilities of the Intellitech division in consideration for a 20% interest in its RES division and $22.5 million in cash. The operating results of the joint venture are included in the Company's consolidated financial statement commencing August 2, 2000.

Effective May 14, 1999, the Company completed its merger of National Information Group (NAIG). Under the terms of the definitive merger agreement, each of the NAIG shareholders received .67 of a share of the Company's common stock for each NAIG common share they owned. To complete the merger, the Company issued 3,004,800 shares, in exchange for 100% of the outstanding common stock of NAIG. The information services provided by NAIG include outsourcing services, flood zone determination services, real estate tax tracking, hazard and motor vehicle insurance tracking, lender-placed insurance and flood insurance. This merger was accounted for under the pooling-of-interests method of accounting and, as a result, the Company has restated all previously reported results to reflect this merger. Included in "Other operating expenses" for the 12 months ended December 31, 1999, were merger-related charges of $10.8 million, $7.0 million after tax, or $0.10 per diluted share. These nonrecurring charges include severance payments, lease terminations and consulting services.

NOTE 19

Segment Financial Information:

The Company's operations include three reportable segments: title insurance and services, real estate information and services and consumer information and services. The title insurance segment issues policies, which are insured statements of the condition of title to real property, and provides other related services. The real estate information segment provides to lender customers the status of tax payments on real property securing their loans, mortgage credit information derived from at least two credit bureau sources, flood zone determination reports that provide information on whether or not a property is in a special flood hazard area, as well as other real estate-related information services. The consumer information segment provides home warranties, which protect homeowners against defects in home fixtures; automotive insurance tracking and other services; resident screening; pre-employment screening; substance abuse management and testing; property and casualty insurance; trust and banking services; investment advisory and other related services.

The title insurance and real estate information segments operate through networks of offices nationwide. The Company provides its title services through both direct operations and agents throughout the United States. It also offers title services in Australia, the Bahama Islands, Canada, England, Guam, Ireland, Mexico, Puerto Rico, Scotland, South Korea, the U.S. Virgin Islands and other countries abroad. To date, the international title operations have not been material to the Company's financial condition or results of operations. The consumer information segment provides home warranty services in 19 states throughout the United States. Trust, banking and thrift services are provided in Southern California. Investment advisory, automotive insurance tracking and other services, resident screening, pre-employment screening, and property and casualty insurance are offered nationwide.

Corporate consists primarily of unallocated interest expense, minority interests, equity in earnings of affiliated companies and personnel and other operating expenses associated with the Company's Home Office facilities.

Selected financial information about the Company's operations by segment for each of the past three years is as follows:

(in thousands)	Revenues	Income (loss) before income taxes, minority interests and cumulative effect	Assets	Depreciation and amortization	Capital expenditures
2001					
Title Insurance	**$2,687,760**	**$170,737**	**$1,301,868**	**$ 49,207**	**$ 48,197**
Real Estate Information	**759,544**	**184,042**	**788,271**	**42,498**	**62,031**
Consumer Information	**299,048**	**32,954**	**501,161**	**10,890**	**22,414**
Corporate	**4,371**	**(58,193)**	**245,963**	**5,753**	**9,162**
	$3,750,723	**$329,540**	**$2,837,263**	**$108,348**	**$141,804**
2000					
Title Insurance	$2,106,684	$ 93,205	$1,042,486	$ 34,536	$ 69,958
Real Estate Information	573,013	58,110	710,881	40,179	59,635
Consumer Information	263,263	35,198	365,903	7,078	19,902
Corporate	(8,705)	(32,637)	80,467	4,543	8,971
	$2,934,255	$153,876	$2,199,737	$ 86,336	$158,466
1999					
Title Insurance	$ 2,182,434	$ 128,738	$ 1,042,860	$ 36,839	$ 124,027
Real Estate Information	583,033	65,342	710,613	32,541	85,186
Consumer Information	215,168	27,652	286,725	4,289	2,043
Corporate	7,534	(51,760)	76,216	3,362	1,332
	$2,988,169	$ 169,972	$2,116,414	$ 77,031	$212,588

REPORT OF INDEPENDENT ACCOUNTANTS

PRICEWATERHOUSECOOPERS

To the Board of Directors and Stockholders of The First American Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of The First American Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the financial statements, the Company changed its method of recognizing revenue for tax service contracts in 1999.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Orange County, California
February 13, 2002

officers

D.P. Kennedy
Chairman of the Board

Parker S. Kennedy
President

Thomas A. Klemens
Senior Executive Vice President and Chief Financial Officer

Craig I. DeRoy
Senior Executive Vice President and General Counsel

Gary L. Kermott
Executive Vice President

Curt A. Caspersen
Executive Vice President

John M. Hollenbeck
Executive Vice President, Technology

Roger S. Hull
Senior Vice President and Chief Information Officer

Timothy P. Sullivan
Senior Vice President and National Litigation Counsel

Mark R Arnesen
Vice President, Secretary and Corporate Counsel

Jo Etta Bandy
Vice President, Corporate Communications

Elizabeth M. Brandon
Vice President, Administration

Kathleen M. Collins
Vice President, Special Counsel, Associate Corporate Counsel and Assistant Secretary

Kenneth D. DeGiorgio
Vice President and Associate General Counsel

James J. Duffy
Vice President, Regulatory Counsel and Special Counsel

Karen S. Ebbing
Vice President, Corporate Services

Thomas E. Hoffman
Vice President, Interactive Division

Nancy M. Pettus
Vice President and Administrative Counsel

Linda L. Saunders
Vice President, Affiliated Business Ventures

Max O. Valdes
Vice President and Chief Accounting Officer

Thomas R. Wawersich
Vice President and Director of Mergers/Acquisitions

board of directors

D.P. Kennedy
Chairman of the Board, The First American Corporation and Vice Chairman, First American Title Insurance Company, Santa Ana, California. Director since 1956.

Parker S. Kennedy
President, The First American Corporation and Chairman of the Board, First American Title Insurance Company, Santa Ana, California. Director since 1987.

Gary J. Beban
Senior Executive Managing Director, CB Richard Ellis, Inc., commercial real estate services, Chicago, Illinois. Director since 1996.

J. David Chatham
President and Chief Executive Officer, Chatham Holdings Corporation, real estate development and associated industries, Alpharetta, Georgia. Director since 1989.

The Hon. William G. Davis, P.C., C.C., Q.C.
Counsel, Torys, a law firm, and retired Premier of Ontario, Toronto, Ontario, Canada. Director since 1992.

Dr. James L. Doti
President and Donald Bren Distinguished Chair of Business and Economics, Chapman University, Orange, California. Director since 1993.

Lewis W. Douglas Jr.
Chairman, Stanley Energy, Inc., oil exploration, Denver, Colorado. Director since 1971 (earlier 1961-1967).

Paul B. Fay Jr.
President, The Fay Improvement Company, financial consulting and business ventures, San Francisco, California. Director since 1967.

Frank E. O'Bryan
Chairman of the Board, WMC Mortgage Corporation, Newport Beach, California. Director since 1994.

Roslyn B. Payne
President, Jackson Street Partners, Ltd., real estate venture capital and investments, San Francisco, California. Director since 1988.

D. Van Skilling
Retired Chairman and Chief Executive Officer, Experian Information Solutions, Inc., Orange, California. Director since 1998.

Herbert B. Tasker
Vice Chairman and Managing Director, Centre Capital Group, Inc., mortgage conduit, Walnut Creek, California. Director since 2002.

Virginia M. Ueberroth
President, Ueberroth Family Foundation, Laguna Beach, California. Director since 1988.



D.P. Kennedy



Parker S. Kennedy



Gary J. Beban



J. David Chatham



The Hon. William G. Davis



Dr. James L. Doti



Lewis W. Douglas Jr.



Paul B. Fay Jr.



Frank E. O'Bryan



Roslyn B. Payne



D. Van Skilling



Herbert B. Tasker



Virginia M. Ueberroth

primary companies

CORPORATE HEADQUARTERS

THE FIRST AMERICAN CORPORATION

1 First American Way
Santa Ana, California 92707
(714) 800-3000
www.firstam.com

FIRST AMERICAN TITLE INSURANCE COMPANY

1 First American Way
Santa Ana, California 92707
(714) 800-3000

Gary L. Kermott
President

John N. Casbon
Executive Vice President

Dennie L. Rowland
Executive Vice President

Max O. Valdes
Chief Financial Officer

William G. Ergas
Treasurer

Larry W. Godec
Chief Information Officer

John S. Christiansen
Senior Vice President and National Residential Services Director

Robert J. Hauser Jr.
Senior Vice President

Curt G. Johnson
Senior Vice President, National Homebuilder Services, and National Commercial Services Chief Operating Officer

Scott Morey
Senior Vice President, National Commercial Sales

Clifford L. Morgan
Senior Vice President, Underwriting – New Product Development

Walter M. Reeves
Senior Vice President and National Commercial Services Director

Albert F. Rush
Senior Vice President and National Counsel

Timothy P. Sullivan
Senior Vice President and General Counsel

Joseph S. Tavarez Jr.
Senior Vice President and National Homebuilder Services Director

First American
Equity Loan Services, Inc.

The Halle Building
1228 Euclid Avenue, Suite 400
Cleveland, Ohio 44115
(216) 241-1278

Michael B. Hopkins
President

First American
Exchange Corporation

1 First American Way
Santa Ana, California 92707
(714) 800-3000

K. Gene Aalseth
President

First American Transportation
Title Insurance Company

510 Bienville Street
New Orleans, Louisiana 70130
(800) 247-4035

John N. Casbon
President and Chief Executive Officer

SMS Settlement Services, Inc.

1004 West Taft Avenue
Orange, California 92865
(714) 998-1111

Larry M. Davidson
President

FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

Barry M. Sando
Executive Vice President

Joseph R. Reppert
Vice Chairman

Michael C. Barrett
Vice Chairman

John C. Lamson
Chief Financial Officer

Craig J. Zinda
Senior Vice President, Secretary and Corporate Counsel

Mortgage Information Services

(800) 229-8426

Barry M. Sando
President and Chief Executive Officer, Mortgage Information Services Group

Origination Products Division

First American CREDCO

12395 First American Way
Poway, California 92064
(800) 255-0792

Anand K. Nallathambi
President

Per Göthe
Executive Vice President

Kathy Manzione
Executive Vice President and Chief Operating Officer

First American
Flood Data Services

11902 Burnet Road
Austin, Texas 78758
(800) 447-1772

Robert C. Douglass
Executive Vice President

First American
Nationwide Documents

4500 Cherry Creek Drive South, Suite 1100
Denver, Colorado 80246
(800) 892-6678

Barbara A. Ricketts
Executive Vice President

Default Management Solutions Division

First American Default
Management Solutions LLC

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

James C. Frappier
President

First American CMAX

5112 Pegasus Court, Suite R
Frederick, Maryland 21704
(888) 988-7552

Laura Smith
Director of Operations

First American Field Services

45240 Business Court
Sterling, Virginia 20166
(800) 873-4532

Cathy H. Menchise
Executive Vice President and Chief Operating Officer

First American
Loss Mitigation Services

510 Bienville Street
New Orleans, Louisiana 70130
(800) 511-1278

Richard D. Roniger
Senior Vice President and Chief Operating Officer

First American
National Default Outsourcing

15000 Surveyor Boulevard, Suite 100
Addison, Texas 75001
(877) 686-2702

James C. Frappier
President

First American DAISY

15000 Surveyor Boulevard, Suite 100
Addison, Texas 75001
(877) 686-2701

Cindy L. Bird
Executive Vice President and Chief Operating Officer

Escrow Servicing Products Division
(800) 229-8426

Lucy A. Przybyla
President

First American
Real Estate Tax Service

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 229-8426

Gregory J. Giammario
Executive Vice President

First American Tax Valuation, Inc.

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 359-3908

S. Lewis Hill
President

First American Excelis

8435 North Stemmons Freeway
Dallas, Texas 75247
(800) 717-5554

C. Clark Riffe
President

Database Information and Services

(800) 426-1466

Dennis J. Gilmore
President, Database Information and Services Group

Data Trace

5601 East La Palma Avenue
Anaheim, California 92807
(888) 225-5787

Michael T. Henney
President

Data Tree LLC

550 West C Street, Suite 2040
San Diego, California 92101
(619) 231-3300

Joseph J. Oddo
President

First American eAppraiseIT

12395 First American Way
Poway, California 92064
(800) 281-6200

Chris Leavell
President

First American
Real Estate Solutions, LP

5601 East La Palma Avenue
Anaheim, California 92807
(800) 426-1466

George S. Livermore
President

Vendor Management Services, Inc.

1 First American Way
Santa Ana, California 92707
(877) 327-2700

Roger S. Hull
President and Chief Executive Officer

FIRST AMERICAN CONSUMER INFORMATION AND SERVICES

Consumer Information

(800) 255-0792

Anand K. Nallathambi
President, Consumer Information Group

First American CMSI

135 National Business Parkway, Suite 300
Annapolis Junction, Maryland 20701
(301) 362-6000

Howard L. Tischler
President and Chief Executive Officer

First American CREDCO Consumer Products Division

12395 First American Way
Poway, California 92064
(800) 694-1414

Eric J. Rumsey
President

First American Fastrac Systems, Inc.

2900 East Elvira, Suite 150
Tucson, Arizona 85706
(800) 587-1368

Kevin R. Clements
President

Rigmor E. Schneider
Executive Vice President and Chief Operating Officer

First American Membership Services

12395 First American Way
Poway, California 92064
(800) 710-1877

Mary S. Siegrist
President

First American Vehicle Title Insurance

12395 First American Way
Poway, California 92064
(866) 819-3100

Thomas R. Rubadue
President

Teletrack

155 Technology Parkway, Suite 800
Norcross, Georgia 30092
(800) 729-6981

Dana L. Webster
President

Screening Technologies

(800) 321-4473

John W. Long
President, Screening Technologies Group

HireCheck, Inc.

805 Executive Center Drive West, Suite 300
St. Petersburg, Florida 33702
(800) 321-4473

John W. Long
President

Bart Valdez
Executive Vice President and Chief Operating Officer

David Wirta
Executive Vice President, Sales and Marketing

First American Registry, Inc.

11140 Rockville Pike, Suite 1200
Rockville, Maryland 20852
(800) 999-0350

Evan T. Barnett
President

Nevel DeHart
Executive Vice President

Substance Abuse Management, Inc.

500 North 19th Street
Milwaukee, Wisconsin 53233
(800) 247-7264

Bart Valdez
President

David Wirta
Executive Vice President, Sales and Marketing

American Driving Records, Inc.

2860 Gold Tailings
Rancho Cordova, California 95670
(800) 766-6877

Roopal Shah
President

Akshaya Mehta
Chief Operating Officer

Consumer Services

First American Capital Management, Inc.

567 San Nicolas Drive, Suite 101
Newport Beach, California 92660
(949) 719-4546

Mark A. Hoppe
President

Robert S. Venable
Executive Vice President and Chief Investment Officer

First American Home Buyers Protection Corporation

7833 Haskell Avenue
Van Nuys, California 91406
(800) 444-9030

Philip B. Branson
Chairman

Martin R. Wool
President and Chief Executive Officer

First American Property & Casualty Insurance Company

114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850

Dirk R. McNamee
President

First American Specialty Insurance Company

114 East Fifth Street
Santa Ana, California 92701
(714) 560-7850

Dirk R. McNamee
President

First American Trust, FSB

421 North Main Street
Santa Ana, California 92701
(877) 908-7878

Jerald P. Lewis
Chairman of the Board

Thomas M. Kelley
President and Chief Executive Officer

First Security Thrift

803 East Katella Avenue
Orange, California 92867
(714) 538-3481

James Bresnan
President and Chief Executive Officer

stockholder information

STOCK LISTING

The First American Corporation's common stock is traded on the New York Stock Exchange under the symbol "FAF."

Common Stock Price

	Fiscal 2001	
	High	Low
First Quarter	$34.91	$25.39
Second Quarter	$26.55	$18.85
Third Quarter	$20.45	$16.71
Fourth Quarter	$21.07	$16.51

INVESTOR CONTACT

Denise M. Warren
Investor Relations Director
dwarren@firstam.com
(800) 854-3643, ext. 3915

Additional copies of this Annual Report and other information about the Company are available from the Corporate Communications Department at (800) 854-3643, ext. 3298.

TRANSFER AGENT, REGISTRAR, AND DIVIDEND DISBURSING AGENT

First American Trust, FSB
421 North Main Street
Santa Ana, California 92701-4617
(714) 647-2116

Any change of a stockholder's address should be sent to the Transfer Agent and Registrar at the address above.

DIVIDEND PAYMENT DATES

Quarterly dividends on common stock are paid, following declaration by the Board of Directors, on, or about, the 15th of January, April, July, and October. The Company has paid a cash dividend every year since 1909.

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 2 p.m. on Thursday, May 9, 2002, at First American's Home Office, 1 First American Way, Santa Ana, California.

SAFE-HARBOR STATEMENT

Certain statements made in this document, including those related to the impact of the *Credit*Online™ Network, growth in the Company's title insurance segment, roll out of the *FAST* Transaction System and its effects, market-share growth and its effects, international market growth, stock appreciation, technology development, consolidation efforts, technology standardization measures, the acquisition of e-fin, LLC, opportunities for the Company's consumer information group, and the Company's ability to satisfy its cash requirements and to react to future acquisition and investment opportunities, are forward looking. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; general volatility in the capital markets; changes in applicable government regulations; consolidation among the Company's significant customers and competitors; legal proceedings commenced by the California attorney general and related litigation; the Company's continued ability to identify businesses to be acquired; and changes in the Company's ability to integrate businesses which it acquires. The forward-looking statements speak only as of the date they are made. The Company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

Editor: *Jo Etta Bandy*
Design: *Ervin/Bell Advertising*
Printer: *George Rice & Sons*

The First American Corporation

1 First American Way
Santa Ana, CA 92707
(800) 854-3643
www.firstam.com
NYSE: FAF